Deed

Scheme Implementation Deed

Eldorado Gold Corporation

Sino Gold Mining Limited

tony.damian@freehills.com

MLC Centre Martin Place Sydney NSW 2000 Australia	Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000
GPO Box 4227 Sydney NSW 2001 Australia	www.freehills.com DX 361 Sydney

Sydney Melbourne Perth Brisbane Singapore	Correspondent offices in Hanoi Ho Chi Minh City Jakarta

Contents

	Table of contents

	The Deed		1

	Operative part		2

1	Definitions and interpretation		2
	1.1	Definitions	2
	1.2	Interpretation	16
	1.3	Business Day	17
	1.4	Contra proferentem excluded	17
2	Agreement to proceed with the Transaction		17
3	Conditions precedent and pre-implementation steps		18
	3.1	Conditions precedent	18
	3.2	Reasonable endeavours	19
	3.3	Waiver of conditions precedent	20
	3.4	Termination on failure of condition precedent	21
	3.5	Certain notices	22
4	Transaction steps		22
	4.1	Scheme	22
	4.2	No amendment to the Scheme without consent	22
	4.3	Scheme Consideration	22
	4.4	Ineligible Foreign Shareholders	23
	4.5	Shares to rank equally	23
	4.6	Option Scheme	24
	4.7	No amendment to the Option Scheme without consent	24
	4.8	Option Consideration	24
	4.9	ASX Waiver	25
	4.10	Ineligible Foreign Optionholders	25
5	Implementation		25
	5.1	Sino Gold’s obligations	25
	5.2	Eldorado’s obligations	28
	5.3	Conduct of business	29
	5.4	Appointment of directors	31
	5.5	Sino Gold Board recommendation	31
	5.6	Conduct of Court proceedings	32
	5.7	Use of Sino Gold Information	32
	5.8	Responsibility statement	33

Contents 1

Contents

6	Integration		33
7	Representations and warranties		34
	7.1	Eldorado’s representations and warranties	34
	7.2	Eldorado’s indemnity	34
	7.3	Qualifications on Eldorado Warranties	34
	7.4	Sino Gold’s representations and warranties	34
	7.5	Sino Gold’s indemnity	34
	7.6	Qualifications on Sino Gold Warranties	34
	7.7	Survival of representations	35
	7.8	Survival of indemnities	35
	7.9	Timing of representation and warranties	35
8	Releases		35
	8.1	Sino Gold directors and officers	35
	8.2	Eldorado directors and officers	36
9	Public announcement		36
	9.1	Announcement of transaction	36
	9.2	Public announcements	36
	9.3	Required disclosure	36
10	Confidentiality		37
11	Exclusivity		37
	11.1	No-talk	37
	11.2	No-shop	37
	11.3	Limitation to No-talk	37
	11.4	Notification of approaches	38
	11.5	Response to a Third Party Transaction	39
	11.6	Compliance with law	39
	11.7	Warranty and representation	39
12	Reimbursement Fees		40
	12.1	Background to Sino Gold Reimbursement Fee	40
	12.2	Payment of the Sino Gold Reimbursement Fee	40
	12.3	Eldorado written demand	41
	12.4	Nature of payment	41
	12.5	Compliance with law	41
	12.6	Other claims	42
	12.7	Background to Eldorado Reimbursement Fee	42
	12.8	Payment of the Eldorado Reimbursement Fee	42
	12.9	Sino Gold written demand	42
	12.10	Nature of payment	43
	12.11	Compliance with law	43
	12.12	Other claims	43
13	Termination		44
	13.1	Termination	44
	13.2	Breach of representations and warranties	44
	13.3	Effect of termination	45
	13.4	Termination	45
	13.5	Terminable in writing	45

Contents 2

Contents

14	Duty, costs and expenses		46
	14.1	Stamp duty	46
	14.2	Costs and expenses	46
15	GST		46
16	General		47
	16.1	No representation or reliance	47
	16.2	No merger	47
	16.3	Consents	47
	16.4	Notices	48
	16.5	Governing law and jurisdiction	49
	16.6	Waivers	49
	16.7	Variation	49
	16.8	Assignment	49
	16.9	Acknowledgement	49
	16.10	No third party beneficiary	50
	16.11	Further action	50
	16.12	Entire Agreement	50
	16.13	Counterparts	50

	Schedules
	Eldorado Representations and Warranties		52
	Sino Gold Representations and Warranties		57
	Eldorado details		61
	Sino Gold details		62

	Signing page		63

	Indicative Timetable
	Scheme of arrangement
	Deed poll
	Option Scheme – consideration
	Key terms of the Sale Facility

Contents 3

The Deed

Scheme Implementation Deed

Date ►	26 August 2009 (as amended on 27 October 2009)

Between the parties

Eldorado	Eldorado Gold Corporation
of 1188 – 550 Burrard Street, Vancouver, BC V6C 2B5, Canada (Eldorado)

Sino Gold	Sino Gold Mining Limited (ABN 42 093 518 579)
of Level 22, 44 Market Street, Sydney NSW 2000, Australia (Sino Gold)

Background

1 The parties have agreed that Eldorado Sub will acquire all of the ordinary shares in Sino Gold by means of a scheme of arrangement under Part 5.1 of the Corporations Act between Sino Gold and Scheme Shareholders.

2 The parties have agreed to implement the scheme of arrangement on the terms of this Deed.

The parties agree	as set out in the Operative part of this Deed, in consideration of, among other things, the mutual promises contained in this Deed.

Operative part

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this Deed are set out below.

Term	Meaning

AIFRS	the International Financial Reporting Standards as adopted in Australia.

ASIC	the Australian Securities and Investments Commission.

Associate	has the meaning set out in section 12 of the Corporations Act.

ASX	ASX Limited (ABN 98 008 624 691).

Business Day	a day in Sydney or Vancouver that is not a Saturday, Sunday or public holiday and on which banks and ASX and TSX are open for trading.

CDI	CHESS Depositary Interest, being a unit of beneficial ownership in a New Eldorado Share registered in the name of CDN.

CDN	CHESS Depositary Nominees Pty Limited ACN 071 346 506.

CGAAP	Canadian generally accepted accounting principles.

CHESS	the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd.

Confidentiality Letter	the confidentiality letter between Eldorado and Sino Gold dated 6 March 2009.

Corporations Act	the Corporations Act 2001 (Cth).

1 Definitions and interpretation

Term	Meaning

Court	the Federal Court of Australia, Sydney Registry, or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Eldorado and Sino Gold.

Deed	this document including any schedule or annexure.

Deed Poll	a deed poll substantially in the form of Annexure 3 under which Eldorado and Eldorado Sub covenant in favour of the Scheme Shareholders to perform their obligations under the Scheme.

Effective

when used in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

Effective Date	the date on which the Scheme becomes Effective.

Eldorado Diligence Materials	the information provided by Eldorado to Sino Gold in response to a list to be provided by Sino Gold as soon as practicable after the date of this Deed.

Eldorado Disclosure Letter	a letter identified as such provided by Eldorado to Sino Gold and counter signed by Sino Gold prior to entry into this Deed.

Eldorado Group	Eldorado and each of its subsidiaries and a reference to a ‘Eldorado Group Member’ or a ‘member of the Eldorado Group’ is to Eldorado or any of its subsidiaries.

Eldorado Indemnified Parties	Eldorado, its subsidiaries, and all of their respective directors, officers and employees.

Eldorado Information

information regarding the Eldorado Group, and the merged Sino Gold- Eldorado entity following implementation of the Scheme, provided by Eldorado to Sino Gold in writing for inclusion in the Scheme Booklet.

Eldorado Insolvency Event

where any material member of the Eldorado Group makes a general assignment for the benefit of creditors, files or presents a petition, makes a proposal or commits any act of bankruptcy, or if any action is taken or any order is made for the winding up, liquidation or for the appointment of a liquidator, trustee in bankruptcy, custodian, curator, sequestrator, receiver or any other officer with similar powers or if a judgment or order shall be sought or made by any court or jurisdiction approving a petition for reorganization, protection, arrangement or composition of or in respect of any material member of the Eldorado Group or if any material member of the Eldorado Group is insolvent or makes a declaration that it is insolvent or is declared bankrupt.

1 Definitions and interpretation

Term	Meaning

Eldorado Material Adverse Change

one or more changes, events, occurrences, facts or matters (including for the avoidance of doubt any actions of Government Agencies) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or may be considered reasonably likely to have:

1

the effect of a diminution in the consolidated gross assets of the Eldorado Group, taken as a whole from that shown on Eldorado’s balance sheet as at 30 June 2009 (calculated on the basis of CGAAP), of at least US$80,000,000; or

2

the result that the business, prospects, trading or financial position, assets and material licences of the Eldorado Group are materially adversely affected; provided that, there will only be a material adverse affect under this paragraph 2 if the relevant change, event, occurrence, fact or matter is reasonably likely to have an affect over a material period of time (and for the avoidance of doubt, a mere diminution in the value of consolidated gross assets below US$80,000,000 (as calculated under paragraph 1 above) will not, of itself, be a material adverse affect), other than those changes, events, occurrences or matters:

	3	required or permitted by this Deed, the Scheme or transactions contemplated by them;

	4	which took place with the written consent of Sino Gold;

	5	which Eldorado fully and fairly disclosed publicly on SEDAR or EDGAR prior to entry into this Deed or in the Eldorado Disclosure Letter;

	6	that are or that arise from:

(a) changes in world gold prices or exchange rates;

(b) general changes in economic, political or business conditions; or

(c) changes in law, regulation or policy of Government Agencies in jurisdictions in which Eldorado Group operates,

in each case, which impact producers of gold in a similar matter, but excluding for the avoidance of doubt changes in law, regulation or policy of Government Agencies in jurisdictions in which Eldorado Group operates which are directed at the Eldorado Group’s existing operations or which changes affect the Eldorado Group disproportionately more than other entities; or

	7	arising from changes to CGAAP or the interpretation of those principles by any professional body or Government Agency.

For the avoidance of doubt, a fall in Eldorado’s share price will not of itself alone constitute a Eldorado Material Adverse Change.

Eldorado Prescribed	other than:
Occurrence
	1	as required by this Deed, Scheme, the Deed Poll, the Option Scheme or the Option Deed Poll;

2

matters which have been fully and fairly disclosed in (a) the information provided by or on behalf of Eldorado to Sino Gold or its Related Bodies Corporate or their respective Representatives in the course of their due diligence investigations in relation to the Sino Gold Group prior to the entry into this Deed; (b) the Eldorado Disclosure Letter; or (c) Eldorado in publicly filed disclosure documents on SEDAR or EDGAR prior to entry into this Deed; or

1 Definitions and interpretation

Term	Meaning

	3	as agreed to in writing by Sino Gold,

the occurrence of any of the following between the date of this Deed and 8.00am on the Second Court Date:

	4	Eldorado converting all or any of its shares into a larger or smaller number of shares;

5

any member of the Eldorado Group (other than a direct or indirect wholly owned subsidiary of Eldorado) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

	6	any member of the Eldorado Group (other than a direct or indirect wholly owned subsidiary of Eldorado):

• entering into a buy-back agreement; or

• resolving to approve the terms of a buy-back agreement;

7

any member of the Eldorado Group Eldorado declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders (other than a direct or indirect wholly owned subsidiary of Eldorado declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to Eldorado or to another direct or indirect wholly owned subsidiary of Eldorado);

	8	a member of the Eldorado Group issuing Eldorado shares or securities, other than an issue by the Eldorado of Eldorado Shares that is:

• (along with all other issues under this US$250,000,000 exclusion) up to US$250,000,000;

• at a price per share or security Eldorado that is not less than the VWAP of Eldorado Shares on the TSX over the 30 trading day period prior to the date of this Deed; and

• that is announced on or before 15 December 2009,

and in all cases excluding an issue of any shares or other securities: (a) by a direct or indirect wholly owned subsidiary of Eldorado to Eldorado or to another direct or indirect wholly owned subsidiary of the Eldorado; (b) upon or pursuant to the exercise of an option referred to in Schedule 3; (c) to directors, officers and employees under an existing share or option plan in the ordinary course of business; (d) in accordance with the terms of the Share Purchase & Sale Agreement between Eldorado and Goldfields Australasia (BVI) Limited dated 3 June 2009 (as amended on 10 July 2009); or (e) as Sino Gold consents to in writing;

	9	Eldorado making any change to its restated articles of incorporation and bylaws without the consent of Sino Gold (such consent not to be unreasonably withheld or delayed);

	10	a material member of the Eldorado Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property; or

1 Definitions and interpretation

Term	Meaning

	11	if a Eldorado Insolvency Event occurs.EldoradoEldoradoEldorado

Eldorado Reimbursement Fee	A$21,000,000

Eldorado Representations and Warranties	the representations and warranties of Eldorado set out in Schedule 1.

Eldorado Shares	common shares in the capital of Eldorado.

Eldorado Sub	Eldorado Pacific Pty Limited (ACN 140 003 149), a wholly owned subsidiary of Eldorado.

End Date	31 March 2010.

Excluded Shareholder	any Sino Gold Shareholder who is a member of the Eldorado Group or any Sino Gold Shareholder who holds any Sino Gold Shares on behalf of, or for the benefit of, any member of the Eldorado Group.

FATA	the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Fee Trigger Event	a Third Party Transaction of any kind is announced prior to the End Date and within one year of the date of such announcement, the relevant Third Party or an Associate of that Third Party:

	1	completes a Third Party Transaction of the kind referred to either in paragraph 1, 3 or 4 of the definition of Third Party Transaction; or

	2	(without limiting 1 above) acquires a relevant interest in at least 50% of the Sino Gold Shares.

Financial Advisor	any financial advisor retained by Sino Gold in relation to the Scheme or a Third Party Transaction from time to time.

Financial Indebtedness	any debt or other monetary liability (whether actual or contingent) in respect of moneys borrowed or raised or any financial accommodation including under or in respect of any:

	1	bill, bond, debenture, note or similar instrument;
	2	acceptance, endorsement or discounting arrangement;

	3	guarantee;

	4	finance or capital lease;

	5	agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service; or

1 Definitions and interpretation

Term	Meaning

	6	obligation to deliver goods or provide services paid for in advance by any financier.

First Court Date	the first day on which an application made to the Court for an order under section 411(4)(a) of the Corporations Act convening the Scheme Meeting is heard.

Government Agency

any foreign or Australian government or governmental, semi- governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any other federal, state, provincial, local or other government (foreign or Australian).

HKSE	Hong Kong Stock Exchange.

Implementation Date	the fourth calendar day after the Record Date, or such other day as the parties agree.

Independent Expert	the independent expert in respect of the Scheme appointed by Sino Gold.

Independent Expert Report	means the report to be issued by the Independent Exert in connection with the Scheme.

Ineligible Foreign Optionholder

a Sino Gold Optionholder whose address shown in the Sino Gold register of optionholders is a place outside Australia and its external territories, Canada, China (including Hong Kong but excluding Macao), New Zealand, Singapore, Switzerland, the United Kingdom or the United States unless Eldorado determines that it is lawful and not unduly onerous or impracticable to issue that optionholder with New Eldorado Shares in accordance with the terms of the Option Offer or Option Scheme (as the case may be).

Ineligible Foreign Shareholder

a Scheme Shareholder whose address shown in the Sino Gold Share Register is a place outside Australia and its external territories, Canada, China (including Hong Kong but excluding Macao), New Zealand, Singapore, Switzerland, the United Kingdom or the United States unless Eldorado determines that it is lawful and not unduly onerous or impracticable to issue that Scheme Shareholder with New Eldorado Shares when the Scheme becomes Effective.

Listing Rules	the official listing rules of the ASX.

1 Definitions and interpretation

Term	Meaning

New Eldorado Share	a common share in the capital of Eldorado to be issued to:

	1	Scheme Shareholders under the Scheme; and

	2	Scheme Optionholders under the Option Scheme.

No-Shop Period and No-Talk Period	the period from and including the date of this Deed to the earlier of:

	1	the termination of this Deed; and

	2	the End Date.

NYSE	NYSE AMEX LLC or the New York Stock Exchange, whichever stock exchange in the United States of America upon which the Eldorado Shares are listed and traded.

Option Consideration	the consideration to be provided by Eldorado to each Scheme Optionholder for the cancellation of the each Scheme Option, as determined in accordance with clause 4.8 and Annexure 4.

Option Deed Poll

a deed poll, the form of which is to be agreed between Eldorado and Sino Gold under which Eldorado and Eldorado Sub covenant in favour of the Scheme Optionholders to perform their obligations under the Option Scheme.

Option Scheme

the scheme of arrangement under Part 5.1 of the Corporations Act between Sino Gold and the Scheme Optionholders, the form of which is to be agreed between Eldorado and Sino Gold but under which Scheme Optionholders will receive the consideration set forth in Annexure 4 (or such other consideration as may be agreed between Eldorado and Sino Gold in writing), subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Eldorado and Sino Gold.

RG 60	Regulatory Guide 60 issued by ASIC on 4 August 1999 as Policy Statement 60 (as amended) relating to schemes of arrangement and the application of section 411(17) of the Corporations Act.

RG 142	Regulatory Guide 142 issued by ASIC on 4 August 1999 as Policy Statement 142 (as amended) relating to ASIC review of schemes of arrangement.

Record Date	5.00pm on the fifth Business Day after the Effective Date.

Regulator’s Draft	the draft of the Scheme Booklet in a form which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

1 Definitions and interpretation

Term	Meaning

Regulatory Approval	an approval set out in clause 3.1(a).

Related Bodies Corporate	has the meaning set out in the Corporations Act.

Representative	1	in respect of a party or its subsidiaries, each director, officer, employee, advisor, agent or representative of that party or Related Body Corporate; and

	2	in respect of a Financial Advisor, each director, officer, employee or contractor of that Financial Advisor.

Sale Agent

a person appointed by Eldorado after consultation with Sino Gold to sell the New Eldorado Shares that are attributable to Ineligible Foreign Shareholders or those eligible Scheme Shareholders who elect to have the New Eldorado Shares that are attributable to them sold through the Sale Facility under the terms of the Scheme.

Sale Facility	the share sale facility referred to in clause 5.2(l).

Scheme

the scheme of arrangement under Part 5.1 of the Corporations Act between Sino Gold and the Scheme Shareholders, the form of which is attached as Annexure 2, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Eldorado, Eldorado Sub and Sino Gold.

Scheme Booklet

the information described in clause 5.1(a) to be approved by the Court and despatched to the Sino Gold Shareholders (other than Excluded Shareholders) and which must include the Scheme, an explanatory statement complying with the requirements of the Corporations Act, the Corporations Regulations RG60 and RG142, an independent expert’s report, notices of meeting and proxy form.

Scheme Consideration	the consideration to be provided by the Eldorado to each Scheme Shareholder for the transfer to Eldorado Sub of each Scheme Share, as determined in accordance with clause 4.3.

Scheme Meeting	the meeting of Sino Gold Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Option	a Sino Gold Option held by a Scheme Optionholder as at 5.00 pm on the fifth Business Day after the date on which the Option Scheme comes into effect under section 411(10) of the Corporations Act.

1 Definitions and interpretation

Term	Meaning

Scheme Optionholders

holders of Sino Gold Options recorded in Sino Gold’s register of optionholders as at 5.00 pm on the fifth Business Day after the date on which the Option Scheme comes into effect under section 411(10) of the Corporations Act.

Scheme Share	a Sino Gold Share held by a Scheme Shareholder as at the Record Date.

Scheme Shareholders	holders of fully paid ordinary shares in Sino Gold (other than Excluded Shareholders) recorded in the Register as at the Record Date.

Second Court Date	the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard.

SEDAR	the System for Electronic Document Analysis and Retrieval of the securities regulatory authorities in Canada.

Sino Gold Board	the Sino Gold Board of directors.

Sino Gold Consolidated Tax Group	the consolidated group of which Sino Gold is the head company (where “consolidated group” and “head company” have the same meaning in the Income Tax Assessment Act 1997 (Cth)).

Sino Gold Diligence Materials

the information provided by Sino Gold to Eldorado in response to a list to be provided by Eldorado as soon as practicable after the date of this Deed (such list will not include any information requests in relation to technical information).Eldorado

Sino Gold Disclosure Letter	a letter identified as such provided by Sino Gold to Eldorado and countersigned by Eldorado prior to entry into this Deed.

Sino Gold Group	Sino Gold and each of its subsidiaries and a reference to a ‘Sino Gold Group Member’ or a ‘member of the Sino Gold Group’ is to Sino Gold or any of its subsidiaries.

Sino Gold Indemnified Parties	Sino Gold, its subsidiaries and all of their respective directors, officers and employees.

Sino Gold Information

information regarding the Sino Gold Group provided by Sino Gold for inclusion in the Scheme Booklet (which for the avoidance of doubt does not include the Eldorado Information or the Independent Expert’s Report or an investigating accountants report).

1 Definitions and interpretation

Term	Meaning

Sino Gold Material Adverse Change

one or more changes, events, occurrences, facts or matters (including for the avoidance of doubt any actions of Government Agencies) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or may be considered reasonably likely to have:

1

the effect of a diminution in the consolidated gross assets of the Sino Gold Group, taken as a whole from that shown on Sino Gold’s balance sheet as at 31 December 2008 (calculated on the basis of AIFRS), of at least A$60,000,000; or

2

the result that the business, prospects, trading or financial position, assets and material licences of the Sino Gold Group are materially adversely affected provided that, there will only be a material adverse affect under this paragraph 2 if the relevant change, event, occurrence, fact or matter is reasonably likely to have an affect over a material period of time (and for the avoidance of doubt, a mere diminution in the value of consolidated gross assets below A$60,000,000 (as calculated under paragraph 1 above) will not, of itself, be a material adverse affect), other than those changes, events, occurrences or matters:

	3	required or permitted by this Deed, the Scheme or transactions contemplated by them;

	4	which took place with the written consent of Eldorado;

	5	which Sino Gold fully and fairly disclosed in an announcement made to the ASX prior to entry into this Deed or in the Sino Gold Disclosure Letter;

	6	that are or that arise from:

(a) changes in world gold prices or exchange rates;

(b) general changes in economic, political or business conditions; or

(c) from changes in law, regulation or policy of Government Agencies in jurisdictions in which the Sino Gold Group operates,

in each case, which impact producers of gold in a similar matter, but excluding for the avoidance of doubt changes in law, regulation or policy of Government Agencies in jurisdictions in which Sino Gold Group operates which are directed at the Sino Gold Group’s existing operations or which effect the Sino Gold Group disproportionately more than other entities; or

	7	arising from changes to any generally accepted accounting principles in Australia or the interpretation of those principles by any professional body or Government Agency.

For the avoidance of doubt, a fall in Sino Gold’s share prices will not itself constitute a Sino Gold Material adverse Change.

Sino Gold Insolvency Event	in relation to a person means:

1

a material member of the corporate group to which that person belongs resolving that it be wound up or the making of an application or order for the winding up or dissolution of that member other than where the application or order (as the case may be) is set aside within 14 days;

	2	a liquidator or provisional liquidator of a member of the relevant corporate group to which that person belongs being appointed;

1 Definitions and interpretation

Term	Meaning

	3	a court making an order for the winding up of a member of the relevant corporate group to which that person belongs;

	4	an administrator of a member of the relevant corporate group to which that person belongs being appointed under the Corporations Act;

5

a member of the relevant corporate group to which that person belongs is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act unless that member has, or has access to, committed financial support from its parent entity such that it is able to pay its debts;

	6	a member of the relevant corporate group to which that person belongs executing a deed of company arrangement; or

	7	a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of a member of the relevant corporate group to which that person belongs.

Sino Gold Option	an option to acquire one unissued Sino Gold Share.

Sino Gold Optionholder	each person who is registered as the holder of a Sino Gold Option.

Sino Gold Prescribed Occurrence	other than:

	1	as required by this Deed, the Scheme or the Option Scheme;

2

matters which have been fully and fairly disclosed in (a) the information provided by or on behalf of Sino Gold to Eldorado or its Related Bodies Corporate or their respective Representatives in the course of their due diligence investigations in relation to the Sino Gold Group prior to the entry into this Deed; (b) the Sino Gold Disclosure Letter; or (c) any announcement by the Sino Gold to the ASX prior to the entry into this Deed; or

	3	as agreed to in writing by Eldorado,

the occurrence of any of the following between the date of this Deed and 8.00am on the Second Court Date:

	1	Sino Gold converting all or any of its shares into a larger or smaller number of shares;

2

any member of the Sino Gold Group (other than a direct or indirect wholly owned subsidiary of Sino Gold) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

	3	any member of the Sino Gold Group (other than a direct or indirect wholly owned subsidiary of Sino Gold):

• entering into a buy-back agreement; or

• resolving to approve the terms of a buy-back agreement under the Corporations Act;

4

any member of the Sino Gold Group (other than a direct or indirect wholly owned subsidiary of Sino Gold) declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its members;

1 Definitions and interpretation

Term	Meaning

5

a member of the Sino Gold Group Sino Gold issuing securities, including without limitation shares, or granting an option (over its shares, or agreeing to make such an issue or grant such an option other than to Sino Gold or to a direct or indirect wholly owned subsidiary of Sino Gold Sino Gold or pursuant to the exercise on an option disclosed to ASX prior to the date of this Deed), including pursuant to a dividend reinvestment or other share plan;

	6	a member of the Sino Gold Group issuing or agreeing to issue securities convertible into shares, including pursuant to a dividend reinvestment or other share plan;

	7	a material member of the Sino Gold Group making any change to its constitution;

	8	a member of the Sino Gold Group commencing business activities, whether by way of acquisition, mineral exploration or otherwise, outside of the People’s Republic of China;

	9	a material member of the Sino Gold Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

	10	a member of the Sino Gold Group:

• acquiring, leasing or disposing of;

• agreeing to acquire, lease or dispose of; or

• irrevocably offering, proposing, announcing a bid or tendering for,

any business, assets, entity or undertaking, the value of which exceeds A$20,000,000 (individually or in aggregate);

11

a member of the Sino Gold Group entering into a contract or commitment which materially restrains a member of the Sino Gold Group from competing with any person or conducting activities in any material market;

12

a member of the Sino Gold Group creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property other than a lien which arises by operation of law or legislation securing an obligation that is not yet due;

	13	a member of the Sino Gold Group:

•

entering into any contract or commitment (including in respect of Financial Indebtedness) requiring payments by the Sino Gold Group in excess of A$20,000,000 (individually or in aggregate) other than any payment required by law; or

• (without limiting the foregoing) incurring or agreeing to incur capital expenditure from the date of this Deed of more than A$10,000,000 (individually or in aggregate;

• waiving any material third party default where the financial impact on the Sino Gold Group will be in excess of A$5,000,000 (individually or in aggregate);

•

accepting as a compromise of a matter less than the full compensation due to a member of the Sino Gold Group where the result of the compromise is that the member will receive an amount which is more than A$5,000,000 (individually or in aggregate) less than the amount of full compensation; or

1 Definitions and interpretation

Term	Meaning

• otherwise waiving, releasing, granting or transferring any rights with a value of more than A$5,000,000 (individually or in aggregate);

14

a member of the Sino Gold Group providing financial accommodation other than to members of the Sino Gold Group (irrespective of what form of Financial Indebtedness that accommodation takes) in excess of A$2,000,000 (individually or in aggregate);

15

a member of the Sino Gold Group entering into any agreement, arrangement or transaction with respect to derivative instruments which relate to the price of gold or to interest rates (including, but not limited to, swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments;

	16	a Sino Gold Insolvency Event occurs;

17

a member of the Sino Gold Group entering into or resolving to enter into a transaction with any related party of Sino Gold (other than a related party which is a member of the Sino Gold Group) as defined in section 228 of the Corporations Act which would require shareholder approval under Chapter 2E or under Chapter 10 of the Listing Rules;

18

Sino Gold or any of its subsidiaries being deregistered as a company or otherwise dissolved except in the case of a Sino Gold Group Member with less than A$1,000,000 (individually or in aggregate) in net assets as at the date of this Deed;

19

a member of the Sino Gold Group amending in any material respect any arrangement with its Financial Advisor, or entering into arrangements with a new Financial Advisor which arrangements with any such new Financial Advisor may involve the payment of fees of in excess of A$500,000 (individually or in aggregate), in respect of the Transaction;

	20	a member of the Sino Gold Group changing any accounting policy applied by them to report their financial position other than any change in policy required by a change in accounting standards;

21

a member of the Sino Gold Group doing anything that would result in a de-consolidation of the Sino Gold Consolidated Tax Group, other than acquiring or disposing of a wholly owned subsidiary (subject always to the other provisions of this Deed); or

	22	a member of the Sino Gold Group amending any material term of any joint venture agreements relating to the Jinfeng Joint Venture.

Sino Gold Registry		Registries Limited (ACN 003 209 836).

Sino Gold Representations and Warranties		the representations and warranties of Sino Gold set out in Schedule 2.

1 Definitions and interpretation

Term	Meaning

Sino Gold Reimbursement Fee	A$21,000,000.

Sino Gold Share	a fully paid ordinary share of Sino Gold.

Sino Gold Shareholder	each person who is registered as the holder of an Sino Gold Share.

Sino Gold Share Register	the register of members of Sino Gold maintained in accordance with the Corporations Act.

Superior Proposal

a bona fide Third Party Transaction of the kind referred to in either paragraph 1, 3 or 4 of the definition of Third Party Transaction (and not resulting from a breach by Sino Gold of its obligations under this Deed including, without limitation, clause 11) which the Sino Gold Board, acting in good faith, and after taking written advice from its legal and Financial Advisors, determines is:

(a) reasonably capable of being valued and completed on a timely basis, taking into account all aspects of the Third Party Transaction and the person making it, including without limitation having regard to legal, regulatory and financial matters and any conditions precedents; and

(b) more favourable to Sino Gold Shareholders (other than the Excluded Shareholders) than the Scheme, taking into account all terms and conditions of the Third Party Transaction.

Tax Act	the Income Tax Assessment Act 1997 (Cth).

Third Party	a person other than Eldorado and its Associates.

Third Party Transaction	a transaction or arrangement pursuant to which a Third Party will, if the transaction or arrangement is entered into or completed:

1

acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in all or a substantial part of the business of the Sino Gold Group;

	2	acquire (whether directly or indirectly), under that transaction or arrangement, the power to exercise, or control the exercise of, the right to vote attached to 10% or more of the Sino Gold Shares;

	3	acquire control (as determined in accordance with section 50AA of the Corporations Act) of Sino Gold;

	4	otherwise acquire or merge with Sino Gold; or

	5	enter into any agreement, arrangement or understanding requiring Sino Gold to abandon, or otherwise fail to proceed with, the Transaction,

whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction or buy back, sale or purchase of shares or assets, joint venture, dual-listed company structure (or other synthetic merger), or other transaction or arrangement.

1 Definitions and interpretation

Term	Meaning

Timetable	the indicative timetable for the implementation of the Transaction set out in Annexure 1.

Transaction	the acquisition of Sino Gold by Eldorado Sub through implementation of the Scheme in accordance with the terms of this Deed.

TSX	the Toronto Stock Exchange.

VWAP	the volume weighted average trading price of the Eldorado Shares, calculated by dividing the total value by the total volume of securities traded for the relevant period.

1.2	Interpretation

In this Deed, headings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

	(a)	words importing the singular include the plural and vice versa;

	(b)	words importing a gender include any gender;

	(c)	other parts of speech and grammatical forms of a word or phrase defined in this Deed have a corresponding meaning;

	(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Government Agency;

(e)

a reference to a clause, party, Attachment, exhibit or schedule is a reference to a clause of, and a party, Attachment, exhibit and schedule to this Deed, and a reference to this Deed includes any Attachment, exhibit and schedule;

(f)

a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

	(g)	a reference to any document (including this Deed) is to that document as varied, novated, ratified or replaced from time to time;

	(h)	the word ‘includes’ in any form is not a word of limitation;

2 Agreement to proceed with the Transaction

(i)	a reference to ‘$’, ‘A$’ or ‘dollar’ is to the lawful currency of Australia;

(j)	a reference to ‘C$’ is to the lawful currency of Canada;

(k)	a reference to ‘US$’ is to the lawful currency of the United States of America;

(l)	a reference to any time is to the time in Sydney, Australia;

(m)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Deed;

(n)

a reference to a “material member” of either the Eldorado Group or the Sino Gold Group is to a member of the respective group that is material in the context of Eldorado and its subsidiaries taken as a whole, or Sino Gold and its subsidiaries taken as a whole, as the case may be;

(o)

a reference to the Listing Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party;

(p)	a reference to the date of this Deed, or the date on which this Deed was entered into or executed, means 26 August 2009; and

(q)	a reference to an event occurring or required to occur before or after the execution of or entry into this Deed means the execution of or entry into this Deed on 26 August 2009.

1.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.4	Contra proferentem excluded

No term or condition of this Deed will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this Deed or a provision of it.

2	Agreement to proceed with the Transaction

(a)	Sino Gold agrees to propose the Scheme on and subject to the terms of this Deed.

(b)	Eldorado agrees with Sino Gold to assist Sino Gold to propose the Scheme, and to procure Eldorado Sub to assist Sino Gold propose the Scheme, on and subject to the terms of this Deed.

3 Conditions precedent and pre-implementation steps

3	Conditions precedent and pre-implementation steps

3.1	Conditions precedent

Subject to this clause 3, the Scheme will not become Effective, and the obligations of Eldorado under clause 4.3 are not binding, until each of the following conditions precedent is satisfied or waived to the extent and in the manner set out in clause 3.3.

(a)	Regulatory Approvals: before 5.00pm on the Business Day before the Second Court Date.

(1)	FIRB:

(A)

the Treasurer of Australia or his delegate notifies Eldorado in writing that there are no objections in terms of foreign investment policy of the Australian government to the acquisition by Eldorado Sub of the Sino Gold Shares under the Scheme; or

(B)

the Treasurer of Australia becomes precluded by passage of time from making any order under Part II of the Foreign Acquisitions and Takeovers Act 1975 (Cth) in respect of the acquisition by Eldorado Sub of the Sino Gold Shares under the Scheme.

(2)	ASIC: ASIC issues or provides such consents or approvals or does such other acts which the parties agree are reasonably necessary or desirable to implement the Scheme;

(3)

ASX: ASX issues or provides such consents or approvals or does such other acts which the parties agree are reasonably necessary to implement the Scheme, including admission of Eldorado to the official list of the ASX and the approval for official quotation of Chess Depositary Interests in respect of the New Eldorado Shares.

(4)

TSX and NYSE: conditional approval from the TSX and approval (subject to official notice of issuance) from the NYSE to the listing of the New Eldorado Shares to be issued pursuant to the Scheme and the Option Scheme, and, if required by TSX or NYSE, the approval of persons holding Eldorado Shares.

(together Regulatory Approvals).

(b)	Shareholder approval: Sino Gold Shareholders (other than Excluded Shareholders) agree to the Scheme at the Scheme Meeting by the requisite majorities under the Corporations Act.

(c)	Court approval: The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.

(d)

Restraints: No temporary restraining order, preliminary or permanent injunction or other order issued by, or other material legal restraint or prohibition imposed by, any court of competent jurisdiction or Government Agency preventing the Transaction is in effect at 8.00am on the Second Court Date.

(e)

Eldorado due diligence: Provision of the Sino Gold Diligence Materials to Eldorado and completion of review of those materials by Eldorado between the date of this Deed and 4.00pm on Monday 14 September 2009, and such due diligence review not disclosing one or more changes, events, occurrences, facts or matters which is a Sino Gold Material Adverse Change;

3 Conditions precedent and pre-implementation steps

(f)

Sino Gold due diligence: Provision of the Eldorado Diligence Materials to Sino Gold and completion of review of those materials by Sino Gold between the date of this Deed and 4.00pm on Monday 14 September 2009, and such due diligence investigations not disclosing one or more changes, events, occurrences, facts or matters which is a Eldorado Material Adverse Change;

(g)	No Sino Gold Prescribed Occurrence: no Sino Gold Prescribed Occurrence occurs between the date of this Deed and 8.00am on the Second Court Date.

(h)

No Sino Gold Material Adverse Change: no Sino Gold Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Eldorado between the date of this Deed and 8.00am on the Second Court Date.

(i)

Sino Gold Representations and Warranties: the representations and warranties of Sino Gold set out in this Deed are true and correct in all material respects as at the date of this Deed and as at 8.00am on the Second Court Date.

(j)	No Eldorado Prescribed Occurrence: no Eldorado Prescribed Occurrence occurs between the date of this Deed and 8.00am on the Second Court Date.

(k)

No Eldorado Material Adverse Change: no Eldorado Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Sino Gold between the date of this Deed and 8.00am on the Second Court Date.

(l)

Eldorado Representations and Warranties: the representations and warranties of Eldorado set out in this Deed are true and correct in all material respects as at the date of this Deed and as at 8.00am on the Second Court Date.

(m)

Sino Gold Optionholder approval: Sino Gold Optionholders agree to the Option Scheme at the meeting or meetings of Sino Gold Optionholders held in connection with the Option Scheme by the requisite majorities under the Corporations Act.

(n)	Court approval of the Option Scheme: The Court approves the Option Scheme in accordance with section 411(4)(b) of the Corporations Act.

3.2	Reasonable endeavours

(a)	Sino Gold must use its reasonable endeavours to procure that the condition precedent in clauses 3.1(g), 3.1(h) and 3.1(i) are satisfied.

(b)	Eldorado must use its reasonable endeavours to procure that the condition precedent in clauses 3.1(j), 3.1(k) and 3.1(l) are satisfied.

(c)	Subject to clause 3.3(f), each party must use its reasonable endeavours to procure that:

(1)	the conditions precedent in clauses 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(f), 3.1(m) and 3.1(n) are satisfied; and

(2)

there is no occurrence within the control of Sino Gold or Eldorado (as the context requires) that would prevent the conditions precedent in clause 3.1, which such party must use reasonable endeavours to satisfy, being satisfied.

3 Conditions precedent and pre-implementation steps

(d)	Without limiting this clause 3.2, each party must:

(1)	promptly apply for all relevant Regulatory Approvals (as applicable) and provide to the other a copy of all those applications;

(2)	take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information at the earliest practicable time;

(3)	provide the other party with all information reasonably requested in connection with the applications for Regulatory Approvals; and

(4)	consult with the other in advance in relation to the progress of obtaining Regulatory Approvals.

3.3	Waiver of conditions precedent

(a)	Subject to clause 3.3(f), the conditions precedent in clauses 3.1(a)(1), 3.1(a)(2), 3.1(b), 3.1(c) and 3.1(d) cannot be waived.

(b)

Subject to clause 3.3(f), the conditions precedent in clauses 3.1(a)(3) and 3.1(a)(4) are for the benefit of each party, and any breach or non-fulfilment of that condition precedent may only be waived with the written consent of each of the parties.

(c)	The condition precedent in clauses 3.1(e), 3.1(g), 3.1(h), 3.1(i), 3.1(m) and 3.1(n) are for the sole benefit of Eldorado and may only be waived by Eldorado (in its absolute discretion) in writing.

(d)	The condition precedent in clauses 3.1(f), 3.1(j), 3.1(k) and 3.1(l) are for the sole benefit of Sino Gold and may only be waived by Sino Gold (in its absolute discretion) in writing.

(e)

If a party waives the breach or non-fulfilment of any of the conditions precedent in clause 3.1, that waiver does not prevent it from suing the other party for any breach of this Deed that resulted in the breach or non-fulfilment of the condition precedent.

(f)

If ASX requires any amendments to be made to Eldorado’s restated articles of incorporation or bylaws in connection with the admission of Eldorado to the official list of ASX which amendments would require the approval of persons holding Eldorado Shares or would be prohibited under Canadian law, or ASX otherwise refuses to admit Eldorado to the official list of the ASX or refuses to approval for official quotation the CDIs in respect of New Eldorado Shares either party may serve a notice on the other the effect of which is that the application for admission of Eldorado to the official list of the ASX and for official quotation of Chess Depository Interests in respect of the New Eldorado Shares shall be withdrawn and the condition precedent in clause 3.1(a)(3) will be waived.

(g)	Waiver of a breach or non-fulfilment in respect of one condition precedent does not constitute:

(1)	a waiver of breach or non-fulfilment of any other condition precedent resulting from the same event; or

(2)	a waiver of breach or non-fulfilment of that condition precedent resulting from any other event.

3 Conditions precedent and pre-implementation steps

3.4	Termination on failure of condition precedent

(a)

If any event occurs which would prevent any of the conditions precedent in clause 3.1 being satisfied, or there is an occurrence that will prevent the condition precedent being satisfied by the time and date specified in this Deed for its satisfaction or if it becomes probable that the Scheme will not become Effective by the End Date, the parties must consult in good faith to:

	(1)	consider and if agreed determine whether the Transaction may proceed by way of alternative means or methods;

(2)

consider and if agreed change the date of the application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed to in writing by Eldorado and Sino Gold (being a date no later than 5 Business Days before the End Date); or

	(3)	consider and if agreed extend the relevant date or End Date.

(b)

Subject to clause 3.4(d) and clause 3.4(e), if the parties are unable to reach agreement under clause (a) within 5 Business Days of becoming aware of the relevant occurrence or relevant date or by the End Date, then unless that condition precedent is waived by Eldorado or Sino Gold as provided in clause 3.3, then either party may terminate this Deed without any liability to the other party because of that termination, unless the relevant occurrence or the failure of the condition precedent to be satisfied, or the failure of the Scheme to become Effective, arises out of a breach of clauses 3.2 or 3.5 by the terminating party of this Deed (for the avoidance of doubt, in such circumstances, the party which is not the terminating party of this Deed may still terminate this Deed). For the avoidance of doubt, nothing in this clause 3.4(b) affects the obligation of Sino Gold to pay the Sino Gold Reimbursement Fee, if it is required to do so under clause 12.

(c)

Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination (including by virtue of clause 13.3), on termination of this Deed, no party shall have any rights against or obligations to any other party under this Deed except for those rights and obligations which accrued prior to termination.

(d)

If the condition in clause 3.1(b) is not satisfied only because of a failure to obtain the majority required by section 411(4)(a)(ii)(A) of the Corporations Act, then either party may by written notice within 3 Business Days after the date of the conclusion of the Scheme Meeting require the approval of the Court to be sought, pursuant to the Court’s discretion in that section, provided the party has in good faith formed the view that the prospect of the Court exercising its discretion in that way is reasonable.

(e)

If the Court refuses to make an order approving the Scheme satisfying clause 3.1(c), at Eldorado’s request Sino Gold must appeal the Court’s decision to the fullest extent possible (except to the extent that the parties agree otherwise, or an independent Senior Counsel indicates that, in his or her view, an appeal would have negligible prospects of success before the End Date). Sino Gold may bring an appeal even if not requested by Eldorado. If any such appeal is undertaken at the request of Eldorado, Eldorado will bear Sino Gold’s costs of the appeal (including costs of the independent Senior Counsel) unless the parties otherwise agree. If any such appeal is undertaken by Sino Gold, without the prior request from Eldorado, Sino Gold will bear Eldorado’s costs of the appeal unless the parties otherwise agree.

4 Transaction steps

3.5	Certain notices

(a)	Sino Gold and Eldorado (as the case may be) must promptly advise each other, orally and in writing, of satisfaction of a condition precedent.

(b)

If a condition precedent is not satisfied by the time and date specified, the parties agree that (unless there is no reasonable prospect that the condition precedent will be satisfied before the End Date) an application will be made to defer the Second Court Date until such time (not later than the Business Day before the End Date) as reasonably required to enable the relevant condition precedent to be satisfied.

(c)

If, before the time and date specified for satisfaction of a condition precedent, an event that will prevent that condition precedent being satisfied occurs, the party with knowledge of that event must immediately give the other party written notice of that event.

(d)	Sino Gold and Eldorado (as the case may be) must promptly advise each other orally and in writing of any change or event causing, or which, so far as can reasonably be foreseen, would cause:

	(1)	a representation or warranty provided in this Deed by the relevant party to be false;

	(2)	a breach or non-fulfilment of any of the conditions precedent; or

	(3)	a material breach of this Deed by the relevant party.

4	Transaction steps

4.1	Scheme

Sino Gold must propose a scheme of arrangement under which all of the Scheme Shares will be transferred to Eldorado Sub and the Scheme Shareholders will be entitled to receive the Scheme Consideration.

4.2	No amendment to the Scheme without consent

Sino Gold must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of Eldorado.

4.3	Scheme Consideration

(a)

Subject to clause 4.3(b) and 4.3(c), Eldorado undertakes and warrants to Sino Gold that in consideration of the transfer to Eldorado Sub of each Sino Gold Share held by a Scheme Shareholder under the terms of the Scheme, on the Implementation Date Eldorado will:

(1) procure that Eldorado Sub will accept that transfer; and

(2)

provide to each Scheme Shareholder the Scheme Consideration for each Scheme Share, being 0.55 New Eldorado Shares in the form of CDIs for every one Scheme Share, in accordance with the terms of this Deed and the Scheme.

4 Transaction steps

(b)

Where the calculation of the number of Eldorado Shares to be issued to a particular Scheme Shareholder would result in the issue of a fraction of a Eldorado Share, the fractional entitlement will be rounded down to the nearest whole number of New Eldorado Shares.

(c)

If Eldorado is of the opinion, formed reasonably, that several Scheme Shareholders, each of which holds a holding of Sino Gold Shares which results in a fractional entitlement to New Eldorado Shares, have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme Shareholder’s entitlement to the Scheme Consideration, Eldorado may direct Sino Gold to give notice to those Scheme Shareholders:

	(1)	setting out the names and registered addresses of all of them;

	(2)	stating that opinion; and

	(3)	attributing to one of them specifically identified in the notice the Sino Gold Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those Sino Gold Shares and each of the other Scheme Shareholders whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no Sino Gold Shares.

(d)

A Scheme Shareholder (other than an Ineligible Foreign Shareholder) will be entitled to elect to receive, as consideration for the transfer of its Scheme Shares under this Scheme, New Eldorado Shares instead of New Eldorado Shares in the form of CDIs. In the absence of such an election, a Scheme Shareholder (other than an Ineligible Foreign Shareholder) will receive New Eldorado Shares in the form of CDIs.

4.4	Ineligible Foreign Shareholders

Eldorado has no obligation to allot or issue New Eldorado Shares or CDIs to an Ineligible Foreign Shareholder under the Scheme and, instead, must procure that New Eldorado Shares are issued to the Sale Agent for the account of the Ineligible Foreign Shareholder and are dealt with in accordance with the Scheme. Any New Eldorado Shares to be sold under the Sale Facility will be issued for the account of and will be held by the Sale Agent as nominee in trust for the Scheme Shareholder who is the beneficial owner thereof.

4.5	Shares to rank equally

Eldorado covenants in favour of Sino Gold (in its own right and on behalf of the Scheme Shareholders) that:

	(a)	the New Eldorado Shares will rank equally in all respects with all existing Eldorado Shares; and

	(b)	on issue each New Eldorado Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

4 Transaction steps

4.6	Option Scheme

(a)

Sino Gold must propose a creditors’ scheme of arrangement between itself and each Scheme Optionholder under which all outstanding Scheme Options will be cancelled and each Sino Gold Optionholder will be entitled to receive the Option Consideration.

(b)

Eldorado will execute the Option Deed Poll in which it undertakes in favour of each Scheme Optionholder that it will, subject to the Scheme and the Option Scheme becoming Effective and subject also to clause 4.10, pay the consideration under the Option Scheme to each Scheme Optionholder.

	(c)	The Option Scheme will be conditional on:

(1)

the ASX granting a waiver from rule 6.23 of the Listing Rules in relation to the Option Scheme or Sino Gold Shareholders giving any necessary approvals under rule 6.23 of the Listing Rules in relation to the Option Scheme; and

(2) the Scheme becoming Effective.

The conditions in clause 4.6(c) cannot be waived.

4.7	No amendment to the Option Scheme without consent

Sino Gold must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Option Scheme without the prior written consent of Eldorado.

4.8	Option Consideration

(a)

Subject to clause 4.8(b) and clause 4.8(c), Eldorado undertakes and warrants to Sino Gold that in consideration for the cancellation of the Sino Gold Options held by a Scheme Optionholder under the terms of the Option Scheme, on the Implementation Date Eldorado will provide to each Scheme Optionholder the Option Consideration for each Scheme Option.

(b)

Where the calculation of the number of Eldorado Shares to be issued to a particular Scheme Optionholder would result in the issue of a fraction of a Eldorado Share, the fractional entitlement will be rounded down to the nearest whole number of New Eldorado Shares.

(c)

If Eldorado is of the opinion, formed reasonably, that several Scheme Optionholders, each of which holds a holding of Sino Gold Options which results in a fractional entitlement to New Eldorado Shares, have, before 5.00pm on the fifth Business Day after the date on which the Option Scheme comes into effect under section 411(10) of the Corporations Act, been party to a optionholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme Optionholder’s entitlement to the Option Consideration, Eldorado may direct Sino Gold to give notice to those Scheme Optionholders:

		(1)	setting out the names and registered addresses of all of them;

		(2)	stating that opinion; and

5 Implementation

	(3)	attributing to one of them specifically identified in the notice the Sino Gold Options held by all of them,

and, after the notice has been so given, the Scheme Optionholder specifically identified in the notice shall, for the purposes of the Option Scheme, be taken to hold all those Sino Gold Options and each of the other Scheme Optionholders whose names are set out in the notice shall, for the purposes of the Option Scheme, be taken to hold no Sino Gold Options.

(d)

A Scheme Optionholder (other than an Ineligible Foreign Optionholder) will be entitled to elect to receive, as consideration for the transfer of its Scheme Options under this Scheme, New Eldorado Shares instead of New Eldorado Shares in the form of CDIs. In the absence of such an election, a Scheme Optionholder (other than an Ineligible Foreign Optionholder) will receive New Eldorado Shares in the form of CDIs.

4.9	ASX Waiver

(a)

As soon as reasonably practicable after the date of this Deed, Sino Gold must use its reasonable endeavours to procure that the ASX grants a waiver from rule 6.23 of the Listing Rules in respect of the Option Scheme.

	(b)	If the waiver referred to in clause 4.9(a):

		(1)	is obtained on or before the date on which the Regulator’s Draft is given to ASIC, but is subject to one or more conditions that are not reasonably satisfactory to Eldorado; or

(2)

is not obtained on or before the date on which the Regulator’s Draft is given to ASIC, Sino Gold agrees to seek any approvals that are required from the Sino Gold Shareholders under rule 6.23 of the Listing Rules in relation to the Option Scheme on the same date on which the meeting or meetings of Sino Gold Optionholders is held.

4.10	Ineligible Foreign Optionholders

Eldorado has no obligation to allot or issue New Eldorado Shares or CDIs to an Ineligible Foreign Optionholder under the Option Scheme and, instead, must procure that New Eldorado Shares are issued to the Sale Agent for the account of the Ineligible Foreign Optionholder and are dealt with in accordance with the Option Scheme. Any New Eldorado Shares to be sold under the Sale Facility will be issued for the account of and will be held by the Sale Agent as nominee in trust for the Scheme Optionholder who is the beneficial owner thereof.

5	Implementation

5.1	Sino Gold’s obligations

Sino Gold must take all necessary steps to implement the Scheme as soon as is reasonably practicable and without limiting the foregoing use reasonable endeavours to ensure that each step in the Timetable is met by the relevant date set out beside that step (and must consult with Eldorado on a regular basis about its progress in that regard), including doing any acts it is authorised and able to do, on behalf of Sino Gold Shareholders, and including each of the following:

5 Implementation

(a)

preparation of Scheme Booklet: prepare and despatch the Scheme Booklet in accordance with all applicable laws and in particular with the Corporations Act, the Corporations Regulations, RG 60, RG 142 and the Listing Rules;

(b)	directors’ recommendation: include in the Scheme Booklet a statement by the Sino Gold Board:

(1)

unanimously recommending that Sino Gold Shareholders (other than Excluded Shareholders) vote in favour of the Scheme in the absence of any Superior Proposal unless there has been a change of recommendation permitted by clause 5.5; and

(2)

that each Sino Gold Board member will (in the absence of a Superior Proposal) vote, or procure the voting of any Sino Gold Shares (as applicable) held by or on behalf of a Sino Gold Board Member at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting;

(c)	section 411(17)(b) statement: apply to ASIC for the production of:

(1) an indication of intent letter stating that it does not intend to appear before the Court on the First Court Date; and

(2) a statement under section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(d)	Court direction: apply to the Court for orders pursuant to section 411(1) of the Corporations Act directing Sino Gold to convene the Scheme Meeting;

(e)	Scheme Meeting: convene the Scheme Meeting to agree to the Scheme in accordance with the orders made by the Court pursuant to section 411(1) of the Corporations Act;

(f)

Court documents: consult with Eldorado in relation to the content of the documents required for the purpose of each of the Court hearings held for the purpose of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders) and consider in good faith, for the purpose of amending drafts of those documents, comments from Eldorado and its Representatives on those documents;

(g)

Court approval: (subject to all conditions precedent in clause 3.1, other than the condition relating to Court approval being satisfied or waived in accordance with this Deed) apply to the Court for orders approving the Scheme as agreed to by the Sino Gold Shareholders (other than Excluded Shareholders) at the Scheme Meeting;

(h)

Certificate: at the hearing on the Second Court Date provide to the Court a certificate confirming whether or not the conditions precedent in clause 3.1 (other than the conditions in clause 3.1(c) and 3.1(n)) have been satisfied or waived in accordance with this Deed. A draft of such certificate shall be provided by Sino Gold to Eldorado by 4.00 p.m. on the Business Day prior to the Second Court Date;

(i)

lodge copy of Court order: lodge with ASIC an office copy of the Court order in accordance with section 411(10) of the Corporations Act approving the Scheme on the day such office copy is received (or such later date as agreed in writing by Eldorado);

5 Implementation

(j)	Scheme Consideration: close the Sino Gold Share Register as at the Record Date and determine entitlements to the Scheme Consideration in accordance with the Scheme and the Deed Poll;

(k)

registration: subject to Eldorado having issued the Scheme Consideration in accordance with the Scheme and Deed Poll, register all transfers of Sino Gold Shares held by Scheme Shareholders to Eldorado Sub on or as soon as practicable after the Implementation Date;

(l)	consultation with Eldorado in relation to Scheme Booklet: consult with Eldorado as to the content and presentation of the Scheme Booklet including:

(1)

providing to Eldorado drafts of the Scheme Booklet and the Independent Expert’s Report for the purpose of enabling Eldorado to review and comment on those draft documents. In relation to the Independent Expert’s Report, Eldorado’s review is to be limited to a factual accuracy review;

	(2)	taking all comments made by Eldorado into account in good faith when producing a revised draft of the Scheme Booklet;

(3)

providing to Eldorado a revised draft of the Scheme Booklet within a reasonable time before the Regulator’s Draft is finalised and to enable Eldorado to review the Regulator’s Draft before the date of its submission;

	(4)	obtaining written approval from Eldorado for the form and content in which the Eldorado Information appears in the Scheme Booklet; and

	(5)	confirming to Eldorado the accuracy of the Sino Gold Information in the Scheme Booklet;

(m)

information: provide all necessary information, or procure that the Sino Gold Registry provides all necessary information, in each case in a form reasonably requested by Eldorado, about the Scheme, the Scheme Shareholders and Sino Gold Shareholders to Eldorado and its Representatives which Eldorado reasonably requires in order to:

	(1)	canvass agreement to the Scheme by Sino Gold Shareholders (including the results of directions by Sino Gold to Sino Gold Shareholders under Part 6C.2 of the Corporations Act); or

	(2)	facilitate the provision by, or on behalf of, Eldorado Sub of the Scheme Consideration.

Sino Gold must comply with any reasonable request of Eldorado for Sino Gold to give directions to Sino Gold Shareholders pursuant to Part 6C.2 of the Corporations Act from time to time for one of the purposes referred to in (1) or (2) above;

(n)

ASIC and ASX review: keep Eldorado informed of any matters raised by ASIC or ASX in relation to the Scheme Booklet or the Transaction, and use reasonable endeavours to take into consideration in resolving such matters any issues raised by Eldorado;

(o)

Independent Expert: promptly appoint the Independent Expert, and any investigating accountant to be appointed in connection with the preparation of the Scheme Booklet or the Independent Expert’s report, and provide all assistance and information reasonably requested by them in connection with the preparation of the Independent Expert’s report for inclusion in the Scheme Booklet (including any updates to such report) and any other materials to be prepared by them for inclusion in the Scheme Booklet (including any updates thereto);

5 Implementation

(p)

compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction (including, without limitation, doing everything reasonably within its powers to ensure the Transaction complies with all applicable securities laws or is otherwise exempt therefrom);

(q)	Sino Gold Prescribed Occurrence: ensure that no Sino Gold Prescribed Occurrence occurs between the date of this Deed and 8.00am on the Second Court Date;

(r)

listing: not do anything to cause Sino Gold Shares to cease being quoted on the ASX or to become permanently suspended from quotation prior to completion the Transaction unless Eldorado has agreed in writing;

(s)	delivery of due diligence: Sino Gold will make available promptly to Eldorado the Sino Gold Diligence Materials; and

(t)

merged co-information: Sino Gold will prepare and promptly provide to Eldorado any information regarding the Sino Gold Group which Eldorado reasonably requires in order to prepare the information regarding the merged Sino Gold–Eldorado entity following implementation of the Scheme for inclusion in the Scheme Booklet.

5.2	Eldorado’s obligations

Eldorado must take all necessary steps to implement the Scheme as soon as is reasonably practicable and without limiting the foregoing use reasonable endeavours to ensure that each step in the Timetable is met by the date set out beside that step (and consult with Sino Gold on a regular basis about its progress in that regard), including doing each of the following:

(a)

Eldorado Information: prepare and promptly provide to Sino Gold the Eldorado Information for inclusion in the Scheme Booklet, including all information regarding the Eldorado Group, the merged Sino Gold-Eldorado entity following implementation of the Scheme, and the Scheme Consideration required by all applicable laws and in particular by the Corporations Act, the Corporations Regulations, RG60, RG142 and the Listing Rules, and consent to the inclusion of that information (other than any information provided by Sino Gold to Eldorado or obtained from Sino Gold’s public filings on ASX regarding the Sino Gold Group contained in, or used in the preparation of, the information regarding the merged Sino Gold–Eldorado entity following implementation of the Scheme) in the Scheme Booklet;

(b)	review of Scheme Booklet: review the drafts of the Scheme Booklet prepared by Sino Gold and provide comments promptly on those drafts in good faith;

(c)

Independent Expert’s report: subject to the Independent Expert entering into arrangements with Eldorado including in relation to confidentiality in a form reasonably acceptable to Eldorado, provide any assistance or information reasonably requested by Sino Gold or by the Independent Expert in connection with the preparation of the Independent Expert’s report to be sent together with the Scheme Booklet;

(d)

representation: procure that it is represented by counsel at the Court hearing convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, Eldorado will undertake (if requested by the Court) to do all such things and take all such steps within its power as are necessary in order to ensure the fulfilment of its obligations under this Deed and the Scheme;

5 Implementation

(e)	Deed Poll: on the Business Day prior to the First Court Date, enter into the Deed Poll and procure that Eldorado Sub will enter into the Deed Poll;

(f)

accuracy of Eldorado Information: confirm to Sino Gold the accuracy of the Eldorado Information in the Scheme Booklet (other than any information regarding the Sino Gold Group contained in, or used in the preparation of, the information regarding the merged Sino Gold–Eldorado entity following implementation of the Scheme);

(g)	Share transfer: if the Scheme becomes Effective, accept, or will procure that Eldorado Sub will accept, a transfer of the Scheme Shares as contemplated by clause 4.3(a)(1);

(h)

compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction (including, without limitation, doing everything reasonably within its powers to ensure the Transaction complies with all applicable securities laws or is otherwise exempt therefrom);

(i)

Eldorado Scheme Consideration: if the Scheme becomes Effective, procure the provision of, by or on behalf of, Eldorado Sub, the Scheme Consideration in the manner and amount contemplated by clause 4 and the terms of the Scheme;

(j)	Eldorado Prescribed Occurrence: ensure that no Eldorado Prescribed Occurrence occurs between the date of this Deed and 8.00am on the Second Court Date;

(k)	delivery of due diligence: make available promptly to Sino Gold the Eldorado Diligence Materials; and

(l)

share sale facility: subject to complying with all applicable Canadian and US securities law requirements and all applicable Canadian and US regulatory requirements and subject to obtaining advice that it is permitted by applicable law and regulation without the need to prepare a Canadian prospectus (or equivalent document), which advice Eldorado must promptly ask its advisers to provide, procure that a share sale facility (on the key terms set out in Annexure 5) is made available provided that its use must not affect the availability of exemptions for the issuance of the New Eldorado Shares in connection with the Scheme under applicable securities laws.

5.3	Conduct of business

(a)	Subject to clause 5.3(b) and 5.3(c), from the date of this Deed up to and including the Implementation Date, and without limiting any other obligations of Sino Gold under this Deed, Sino Gold must:

(1)

conduct its businesses, and must cause each of its subsidiaries to conduct their respective businesses, in the ordinary and usual course generally consistent with the manner in which each such business and operations have been conducted in the 12 month period prior to the date of this Deed,

	(2)	keep Eldorado informed of the conduct of business, and

(3)

not, and must ensure that each member of the Sino Gold Group must not, enter into or materially amend any employment, consulting, severance or similar agreement or arrangement with officers, directors, other executives or employees of Sino Gold or a Sino Gold Group Member, accelerate or otherwise materially increase compensation or benefits for any of the above, in each case other than pursuant to:

5 Implementation

	(A)	contractual arrangements in effect on the date of this Deed and which have been disclosed in writing to Eldorado prior to the date of this Deed; or

	(B)	Sino Gold’s policies and guidelines in effect on the date of this Deed and which have been disclosed in writing to Eldorado prior to the date of this Deed;

(4)

not, and must ensure that each member of the Sino Gold Group must not, pay any of its directors or employees a termination or retention payment, other than in accordance with contractual arrangements in effect on the date of this Deed and which have been disclosed in writing to Eldorado prior to the date of this Deed;

(5)	not, and must ensure that each member of the Sino Gold Group must not, waive any non-compete rights against Sino Gold Group executives;

(6)

not, and must ensure that each member of the Sino Gold Group must not, enter into any enterprise bargaining agreement or industrial instrument other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this Deed and which have been disclosed in writing to Eldorado prior to the date of this Deed;

(7)	make all reasonable efforts to:

	(A)	keep available the services of their directors, officers and employees;

(B)

maintain and preserve their relationships with Government Agencies, customers, suppliers, licensors, licensees and others having business dealings with Sino Gold and any subsidiary of Sino Gold (including, using reasonable endeavours to obtain consents from Third Parties to any change of control provisions which Eldorado reasonably requests in contracts or arrangements to which a member of the Sino Gold Group is a party); and

	(C)	not enter into any lines of business or other activities in which Sino Gold and its subsidiaries are not engaged as of the date of this Deed.

(b)	Nothing in clause 5.1(a) restricts the ability of Sino Gold to take any action which:
	(1)	is required by this Deed or the Scheme;

(2)

has been fully and fairly disclosed in (a) the information provided by or on behalf of Sino Gold to Eldorado or its Related Bodies Corporate or their respective Representatives in the course of their due diligence investigations in relation to the Sino Gold Group prior to the date of this Deed; (b) the Sino Gold Disclosure Letter; or (c) any announcement by the Sino Gold to the ASX prior to the date of this Deed; or

	(3)	has been agreed to in writing by Eldorado,

5 Implementation

(c)	For the avoidance of doubt, nothing in this section 5.3 restricts the ability of Sino Gold to respond to a Third Party Transaction in accordance with clause 11.

5.4	Appointment of directors
Sino Gold must, as soon as practicable:

(a)

after the Second Court Date (provided the Scheme is approved by the Court), take all actions necessary to cause the appointment of such number of nominees of Eldorado to the Sino Gold Board (such number shall not be less than three) and all other actions, which gives those nominees, acting together, control of at least half the votes that may be cast at a meeting of the Sino Gold Board;

(b)

on the Implementation Date, ensure that all directors on the Sino Gold Board (other than the Eldorado’s nominees appointed pursuant to clause 5.4(a)), and two existing members of the Sino Gold Board nominated by Eldorado, resign and release Sino Gold from any claims they may have against Sino Gold; and

(c)

on the Implementation Date, take all actions to ensure that all directors on the boards of each Sino Gold Group member (other than the nominees of the Eldorado appointed pursuant to clause 5.4(a) and other than the two existing members of the Sino Gold Board referred to in clause 5.4(b)) resign and to cause the appointment of nominees of Eldorado to those boards.

Eldorado must, on or before the Implementation Date, invite two existing Sino Gold directors of Eldorado’s choice to join the board of Eldorado (conditional on the Scheme becoming Effective) and, subject to one or both of those individuals agreeing to become directors of Eldorado and meeting the regulatory requirements for a director set out in the CBCA, applicable securities laws and the rules of the TSX, such individual or individuals shall be appointed, by Eldorado board resolution, to the Eldorado board.

Sino Gold acknowledges that Sino Gold intends, in respect of all persons who were directors and officers of Sino Gold immediately prior to the Scheme becoming Effective, prepay directors and officers liability insurance for their benefit for a period of 7 years from their retirement, the cost of which prepayment will not exceed A$200,000. Sino Gold

5.5	Sino Gold Board recommendation

(a)	Subject to clause 5.5(b), the Sino Gold Board must unanimously recommend that Sino Gold Shareholders (other than Excluded Shareholders) vote in favour of:

	(1)	the Scheme in the absence of a Superior Proposal; and

	(2)	all of the resolutions in the Scheme Booklet,

at the Scheme Meeting and the Scheme Booklet must include a statement by the Sino Gold Board to that effect.

(b)	The Sino Gold Board collectively, and the members of the Sino Gold Board individually, must not change, withdraw or modify its, his or her recommendation in favour of the Scheme unless:

	(1)	the Independent Expert provides a report to Sino Gold which concludes that the Share Scheme is not in the best interests of Scheme Shareholders; or

	(2)	Sino Gold has received, other than as a result of a breach of clause 11, a proposal which is a Superior Proposal;

5 Implementation

(3)

the Sino Gold Board has obtained written financial advice from its Financial Advisors and written legal advice from its legal advisers that the Sino Gold Board, by virtue of the directors’ duties of the members of the Board, is required to change, withdraw or modify its recommendation; or

(4) an event in clause 12.2(a)(1), (2) or (3) occurs,

provided also that the Sino Gold Board has complied with its obligations under clause 11.

For the purposes of this clause, customary qualifications and explanations contained in the Scheme Booklet in relation to a recommendation to vote in favour of the Share Scheme to the effect that the recommendation is made in the absence of a superior proposal from a third party will not be regarded as a failure to make or withdraw the making of a recommendation in favour of the Scheme.

(c)	If the Sino Gold Board proposes to change its recommendation in accordance with clause 5.5(b)(3):

(1)

the Sino Gold Board must notify Eldorado in writing immediately if it is proposing to announce a change, withdrawal or modification of recommendation that it intends to change, withdraw or modify its recommendation and it must at the same time provide a copy of the legal advice referred to clause 5.5(b)(3); and

(2)

the parties must consult in good faith for 5 Business Days after the date on which the notification in clause 5.5(c)(1) is given to consider and determine whether the recommendation in place at that time can be maintained. For the avoidance of doubt, that recommendation cannot be changed, withdrawn or modified in accordance with clause 5.5(b)(3) until the end of that consultation period.

5.6	Conduct of Court proceedings

(a)	Sino Gold and Eldorado are entitled to separate representation at all Court proceedings affecting the Transaction.

(b)	This Deed does not give Sino Gold or Eldorado any right or power to give undertakings to the Court for or on behalf of the other party without that party’s written consent.

(c)

Sino Gold and Eldorado must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this Deed.

5.7	Use of Sino Gold Information

The provisions in this Deed relating to the provision and content of Eldorado Information by Eldorado to Sino Gold in relation to the preparation of the Scheme Booklet shall apply mutatis mutandis in relation to the provision and content of information regarding the Sino Gold Group by Sino Gold to Eldorado in relation to any disclosure document that is required to be prepared by Eldorado in furtherance of Eldorado’s obligation under the Deed.

6 Integration

5.8	Responsibility statement

The Scheme Booklet will contain a responsibility statement to the effect that:

(a)

Eldorado is responsible for the Eldorado Information (other than any information provided by Sino Gold to Eldorado or obtained from Sino Gold’s public filings on ASX regarding the Sino Gold Group contained in, or used in the preparation of, the information regarding the merged Sino Gold–Eldorado entity following implementation of the Scheme) contained in the Scheme Booklet; and

(b)

Sino Gold is responsible for the Sino Gold Information contained in the Scheme Booklet and is also responsible for the information contained in the Scheme Booklet provided by Sino Gold to Eldorado or obtained from Sino Gold’s public filings on ASX regarding the Sino Gold Group contained in, or used in the preparation of, the information regarding the merged Sino Gold–Eldorado entity following implementation of the Scheme.

6	Integration

(a)

Between the date of this Deed and the Implementation Date, Sino Gold must, and must cause each of its subsidiaries to, afford to Eldorado and its Representatives reasonable access to information (subject to any existing confidentiality obligations owed to third parties), premises or such senior executives of any member of the Sino Gold Group or any entity Sino Gold manages as reasonably requested by Eldorado at mutually convenient times and afford Eldorado reasonable co-operation for the sole purpose of:

(1)

implementation of the Scheme, provided that nothing in this subclause will require Sino Gold to provide information to Eldorado concerning Sino Gold’s directors and management’s consideration of the Scheme or any actual or potential Third Party Transaction; and

	(2)	any other purpose agreed between the parties, provided that:

	(3)	such requests by Eldorado do not result in unreasonable disruptions to Sino Gold Group’s business; and

	(4)	Sino Gold may provide to Eldorado its records at a place other than Sino Gold’s business premises.

(b)

Sino Gold must provide, and must cause each of its subsidiaries to provide, Eldorado, its Representatives and any investigating accountant with reasonable access (at times mutually agreeable to the parties) to Sino Gold’s auditors, accountants, books and records (including financial reports, audited or otherwise) for the purpose of preparation of the financial statements (including for the merged Sino Gold-Eldorado entity, if any) for inclusion in the Scheme Booklet or any investigating accountant’s report (and any updates).

7 Representations and warranties

7	Representations and warranties

7.1	Eldorado’s representations and warranties

Eldorado represents and warrants to Sino Gold (in its own right and separately as trustee or nominee for each of the other Sino Gold Indemnified Parties) each of the Eldorado Representations and Warranties.

7.2	Eldorado’s indemnity

Eldorado agrees with Sino Gold (in its own right and separately as trustee or nominee for each of the other Sino Gold Indemnified Parties) to indemnify the Sino Gold Indemnified Parties against any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which Sino Gold or any of the other Sino Gold Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the Eldorado Representations and Warranties.

7.3	Qualifications on Eldorado Warranties

The Eldorado Representations and Warranties under clause 7.1 and Schedule 1 and indemnity under clause 7.2 are subject to matters which have been fully and fairly disclosed in:

(a)

the information provided by or on behalf of Eldorado to Sino Gold or its Related Bodies Corporate or their respective Representatives in the course of their due diligence investigations in relation to the Eldorado Group prior to the entry into this Deed;

(b)	Eldorado’s public filings on SEDAR or EDGAR prior to entry into this Deed; and

(c)	the Eldorado Disclosure Letter.

7.4	Sino Gold’s representations and warranties

Sino Gold represents and warrants to Eldorado (in its own right and separately as trustee or nominee for each of the other Eldorado Indemnified Parties) each of the Sino Gold Representations and Warranties.

7.5	Sino Gold’s indemnity

Sino Gold agrees with Eldorado (in its own right and separately as trustee or nominee for each Eldorado Indemnified Party) to indemnify Eldorado and each of the other Eldorado Indemnified Parties from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which Eldorado or any of the other Eldorado Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the Sino Gold Representations and Warranties.

7.6	Qualifications on Sino Gold Warranties

The Sino Gold Representations and Warranties under 7.4 and Schedule 2 and indemnity under clause 7.5 are subject to matters which have been fully and fairly disclosed in:

(a)

the information provided by or on behalf of Sino Gold to Eldorado or its Related Bodies Corporate or their respective Representatives in the course of their due diligence investigations in relation to the Sino Gold Group prior to the entry into this Deed;

8 Releases

(b)	Sino Gold’s public filings on ASX prior to the entry into this Deed; and

(c)	the Sino Gold Disclosure Letter.

7.7	Survival of representations

Each representation and warranty referred to in clauses 7.1 and 7.4:

(a)	is severable; and

(b)	survives the termination of this Deed.

7.8	Survival of indemnities

Each indemnity in this Deed (including those in clauses 7.2 and 7.5):

(a)	is severable;

(b)	is a continuing obligation;

(c)	constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this Deed; and

(d)	survives the termination of this Deed.

7.9	Timing of representation and warranties

Each representation and warranty made or given under clauses 7.1 or 7.4 is given:

(a)	at the date of this Deed; and

(b)	at 8.00am on the Second Court Date; or

where expressed to be given at a particular time, at that time.

8	Releases

8.1	Sino Gold directors and officers

(a)	Eldorado releases its respective rights, and agrees with Sino Gold that it will not make a claim, against any Sino Gold Indemnified Party as at the date of this Deed in connection with:

	(1)	any breach of any representations, covenants and warranties of Sino Gold or any member of the Sino Gold Group in this Deed; or

	(2)	any disclosures containing any statement which is false or misleading whether in content or by omission,

except where the Sino Gold Indemnified Party has not acted in good faith or has engaged in wilful misconduct.

(b)

This clause is subject to any Corporations Act restriction and will be read down accordingly. Sino Gold receives and holds the benefit of this clause to the extent it relates to each Sino Gold Indemnified Party as trustee for each of them.

9 Public announcement

8.2	Eldorado directors and officers

(a)	Sino Gold releases its rights, and agrees with Eldorado that it will not make a claim, against any Eldorado Indemnified Party as at the date of this Deed in connection with:

	(1)	any breach of any representations, covenants and warranties of Eldorado in this Deed; or

	(2)	any disclosure containing any statement which is false or misleading whether in content or by omission,

except where the Eldorado Indemnified Party has not acted in good faith or has engaged in wilful misconduct.

(b)

This clause is subject to any statutory restriction and will be read down accordingly. Eldorado receives and holds the benefit of this clause to the extent it relates to each Eldorado Indemnified Party as trustee for each of them.

9	Public announcement

9.1	Announcement of transaction

Immediately after the execution of this Deed, Sino Gold and Eldorado must issue public announcements in a form previously agreed to in writing between them. The Sino Gold announcement must include a unanimous recommendation by the Sino Gold Board to Sino Gold Shareholders (other than Excluded Shareholders) that, in the absence of a Superior Proposal and subject to any negative conclusion in the Independent’s Expert’s Report, Sino Gold Shareholders (other than Excluded Shareholders) vote in favour of the Scheme and that all the members of the Sino Gold Board will vote (or will procure the voting of) all Director Sino Gold Shares held by or on behalf of a member of the Sino Gold Board.

9.2	Public announcements

Subject to clause 9.3, no public announcement or disclosure of the Transaction or any other transaction the subject of this Deed or the Scheme may be made other than in a form approved by each party (acting reasonably), but each party must use all reasonable endeavours to provide such approval as soon as practicable.

9.3	Required disclosure

Where a party is required by applicable law or the ASX Listing Rules or listing rules of the TSX, HKSE or NYSE or by the TSX, HKSE or NYSE to make any announcement or to make any disclosure in connection with the Transaction or any other transaction the subject of this Deed or the Scheme, it must use reasonable endeavours, to the extent practicable and lawful, to consult with the other party prior to making the relevant disclosure.

10 Confidentiality

10	Confidentiality

Despite clause 15 of each Confidentiality Letter, Sino Gold and Eldorado acknowledge and agree that they continue to be bound by the Confidentiality Letter after the date of this Deed. The rights and obligations of the parties under the Confidentiality Letter survive termination of this Deed.

11	Exclusivity

11.1	No-talk

Subject to clause 11.3, during the No-Talk Period, Sino Gold must not, and must ensure that none of its Representatives, subsidiaries and none of their Representatives (including for the avoidance of doubt any Financial Advisors):

	(a)	directly or indirectly participate in or continue any discussions or negotiations;

	(b)	provide or make available any information (including by way of providing information and access to perform due diligence on the Sino Gold Group);

	(c)	enter into any agreement, arrangement or understanding (whether or not in writing and whether or not legally binding); or

	(d)	communicate any intention to do any of the things referred to in clauses 11.1(a), 11.1(b) or 11.1(c),

in relation to, or which may reasonably be expected to lead to, a Third Party Transaction or which might otherwise lead to the Transaction not completing.

11.2	No-shop

During the No-Shop Period, Sino Gold must not, and must ensure that none of its Representatives, subsidiaries and none of their Representatives (including for the avoidance of doubt any Financial Advisors):

(a)

directly or indirectly solicit (including by way of providing information concerning the Sino Gold Group to any person) or invite, enquiries, discussions or proposals in relation to, or which may reasonably be expected to lead to, a Third Party Transaction; or

	(b)	communicate to any person an intention to do any of the things referred to in clause 11.2(a).

11.3	Limitation to No-talk

(a)

Sino Gold, its Representatives, its subsidiaries and their Representatives (including for the avoidance of doubt any Financial Advisors) may undertake any action that would otherwise be prohibited by clause 11.1 in relation to a bona fide Third Party Transaction of the kind referred to in either paragraph 1, 3 or 4 of the definition of Third Party Proposal which was not solicited by it and was not otherwise brought about as a result of any breach by it of its obligations under clause 11.2, where:

11 Exclusivity

(1)

the Board of Sino Gold, acting in good faith, reasonably determines after having taken written advice from its legal advisors that not undertaking that act would be likely to constitute a breach of the directors’ duties owed by any director or would otherwise be likely to be unlawful; or

	(2)	the Board of Sino Gold, acting in good faith, determines after taking written advice from its Financial Advisors and legal advisors that the Third Party Transaction is or is likely to be:

(A)

reasonably capable of being valued and completed on a timely basis, taking into account all aspects of the Third Party Transaction and the person making it, including without limitation having regard to legal, regulatory and financial matters and any conditions precedent; and

		(B)	more favourable to Sino Gold Shareholders (other than the Excluded Shareholders) than the Scheme, taking into account all the terms and conditions of the Third Party Transaction.

(b)	Prior to undertaking an act otherwise prohibited by clause 11.1 in reliance on clause 11.3(a), Sino Gold must:

	(1)	obtain, and provide Eldorado with a copy of, the written legal advice referred to in clause 11.3(a)(1); and

(2)

not, and ensure that none of its Representatives, undertake any such prohibited act until the end of the next Business Day after the date of the provision to Eldorado of the written legal advice referred to in clause 11.3(a)(1).

11.4	Notification of approaches

During the No-Shop Period, Sino Gold must notify Eldorado immediately in writing if it, its Representatives or any of its subsidiaries or any of their Representatives becomes aware of any:

(a)

approach or attempt to initiate any negotiations or discussions, or intention to make such an approach or attempt to initiate any negotiations or discussions in respect of any expression of interest, offer or proposal of a kind referred to in clause 11.1 or 11.2 (which, for the avoidance of doubt, will not require notification of any details of the party making the expression of interest, offer or proposal, their terms or any updates to the expression of interest, offer or proposal);

(b)

proposal whether written or otherwise made to Sino Gold, its Representatives or any of its subsidiaries or their Representatives, in connection with, or in respect of any exploration or consummation of, a Third Party Transaction or a proposed or potential Third Party Transaction, whether unsolicited or otherwise (which, for the avoidance of doubt, will not require notification of any details of the party making the proposal, the terms of the proposal or any updates to the proposal); and

(c)

provision by Sino Gold, its Representatives, its subsidiaries or their Representatives of any information relating to Sino Gold or any of its subsidiaries or any of their businesses or operations to any person in connection with or for the purposes of a current or future Third Party Transaction; or

11 Exclusivity

	(d)	action by Sino Gold, in reliance on clause 11.3.

11.5	Response to a Third Party Transaction

Subject always to the other provisions of this clause 11, Sino Gold must not:

	(a)	enter into any legally binding agreement, arrangement or understanding (whether or not in writing) to undertake a Third Party Transaction; or

	(b)	change its recommendation in favour of the Transaction or publicly recommend a Third Party Transaction,

unless Sino Gold has provided Eldorado with:

	(c)	the identity of the relevant Third Party;

	(d)	the material terms of the proposed Third Party Transaction; and

	(e)	any material due diligence information provided to the relevant Third Party that has not either been publicly disclosed or previously provided to the Eldorado, and

Sino Gold has given Eldorado not less than 5 Business Days after provision of those terms to provide a matching or superior deal to the Third Party Transaction.

11.6	Compliance with law

	(a)	If it is finally determined by the court, or the Takeovers Panel, that the agreement by the parties under this clause 11 or any part of it:

		(1)	constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the members of the Sino Gold Board; or

		(2)	constituted, or constitutes, or would constitute, unacceptable circumstances within the meaning of the Corporations Act; or

		(3)	was, or is, or would be, unlawful for any other reason,

then, to that extent (and only to that extent) Sino Gold will not be obliged to comply with that provision of clause 11.

	(b)	The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause 11.6(a).

11.7	Warranty and representation

Sino Gold represents and warrants to Eldorado that, as at the date of this Deed, no agreement, arrangement or understanding (whether or not legally binding and whether or not in writing) exists in relation to any expression of interest, offer or proposal of the kind referred to in clause 11.1 or 11.2.

12 Reimbursement Fees

12	Reimbursement Fees

12.1	Background to Sino Gold Reimbursement Fee

	(a)	Each party acknowledges that, if they enter into this Deed and the Scheme is subsequently not implemented, Eldorado will incur significant costs, including significant opportunity costs.

(b)

In the circumstances referred to in clause 12.1(a), Eldorado has requested provision be made for the payment outlined in clause 12.2, without which Eldorado would not have entered into this Deed or otherwise agreed to implement the Scheme.

	(c)	Sino Gold confirms that the Sino Gold Board has acknowledged that:

(1) it has received legal advice in relation to this Deed and the operation of this clause 12;

(2)

it believes the implementation of the Scheme will provide significant benefits to Sino Gold and Sino Gold Shareholders, such that it is reasonable and appropriate for Sino Gold to agree to the Sino Gold Reimbursement Fee in order to secure Eldorado’s participation in the Transaction; and

(3)

the Sino Gold Reimbursement Fee represents a genuine and reasonable estimate of cost and loss that would be suffered by Eldorado if this Deed was entered into and the Scheme is subsequently not implemented.

12.2	Payment of the Sino Gold Reimbursement Fee

Subject to clause 12.5, Sino Gold must pay the Sino Gold Reimbursement Fee to Eldorado, without set-off or withholding, if:

(a)

prior to the earlier of the Effective Date or the End Date, any member of the Sino Gold Board withdraws or adversely modifies his or her support of the Scheme or his or her recommendation that Sino Gold Shareholders (other than Excluded Shareholders) vote in favour of the Scheme, or makes a public statement indicating that they no longer support the Scheme or that they support a Third Party Transaction, other than as a result of:

(1)

the first report of the Independent Expert (but not subsequent reports or updates to that report) to Sino Gold concluding that the Share Scheme is not in the best interests of Scheme Shareholders (other than as a result of a Third Party Transaction);

		(2)	any matter or thing giving Sino Gold the right to terminate under clause 13.1(a)(1), 13.1(c)(1), 13.1(c)(2), or 13.2(b); or

		(3)	failure of a condition precedent in clause 3.1, other than as a result of a breach by Sino Gold of clause 3.2;

	(b)	a Fee Trigger Event occurs; or

12 Reimbursement Fees

(c)	Eldorado has terminated this Deed pursuant to clause 13.1(a)(1), 13.1(b)(1), 13.1(b)(2) or 13.2(a) and the Transaction does not complete.

12.3	Eldorado written demand

Sino Gold must pay the Sino Gold Reimbursement Fee to Eldorado within 10 Business Days after receiving a written demand from Eldorado. The demand for payment of the Sino Gold Reimbursement Fee can only be made after the occurrence of an event referred to in clause 12.2. Sino Gold is only liable to pay the Sino Gold Reimbursement Fee once.

12.4	Nature of payment

The amount payable by Sino Gold under clause 12.2 is an amount to compensate Eldorado for:

	(a)	advisory costs (including costs of advisors other than success fees);

	(b)	costs of management and directors’ time;

	(c)	out-of-pocket expenses; and

(d)

reasonable opportunity costs incurred by Eldorado in pursuing the Scheme or in not pursuing other alternative acquisitions or strategic initiatives which Eldorado could have developed to further its business and objectives.

12.5	Compliance with law

(a)

No amount shall be payable by Sino Gold under clause 12.2 if the Share Scheme becomes Effective, notwithstanding the occurrence of any event in clause 12.2. To the extent that any amounts have already been paid under this clause 12.2 and the Share Scheme becomes Effective, such amounts shall be immediately refunded to Sino Gold.

	(b)	This clause 12 does not impose an obligation on Sino Gold to pay the Sino Gold Reimbursement Fee to the extent (and only to the extent) that the obligation to pay the respective fee:

		(1)	constitutes unacceptable circumstances as declared by the Takeovers Panel; or

		(2)	is held to be unenforceable by one party against another as determined by a court,

after all proper avenues of appeal and review, whether judicial or otherwise, have been exhausted. The parties must take all reasonable steps to ensure that any such determination applies to the minimum extent possible.

	(c)	The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause 12.5(b).

12 Reimbursement Fees

12.6	Other claims

Where an amount becomes payable to Eldorado under clause 12.2 and is actually paid to Eldorado (or is payable, but no demand is made under clause 12.3), Eldorado cannot make any claim against Sino Gold or the Sino Gold Indemnified Parties in relation to any event or occurrence under any other provision of this Deed, except a claim in relation to a breach of clause 11. For the avoidance of doubt, the amount of any loss or damage caused in relation to a breach of clause 11 shall be reduced by the amount paid to the Eldorado under clause 12.2.

12.7	Background to Eldorado Reimbursement Fee

	(a)	Each party acknowledges that, if they enter into this Deed and the Scheme is subsequently not implemented, Sino Gold will incur significant costs, including significant opportunity costs.

(b)

In the circumstances referred to in clause 12.7(a), Sino Gold has requested provision be made for the payment outlined in this clause 12.7, without which Sino Gold would not have entered into this Deed or otherwise agreed to implement the Scheme.

	(c)	Eldorado confirms that the Eldorado Board has acknowledged that:

(1) it has received legal advice in relation to this Deed and the operation of this clause 12;

(2)

it believes the implementation of the Scheme will provide significant benefits to Eldorado and Eldorado shareholders, such that it is reasonable and appropriate for Eldorado to agree to the Eldorado Reimbursement Fee in order to secure Sino Gold’s participation in the Transaction; and

(3)

the Eldorado Reimbursement Fee represents a genuine and reasonable estimate of cost and loss that would be suffered by Sino Gold if this Deed was entered into and the Scheme is subsequently not implemented.

12.8	Payment of the Eldorado Reimbursement Fee

Subject to clause 12.11, Eldorado must pay the Eldorado Reimbursement Fee to Sino Gold, without set-off or withholding, if Sino Gold has terminated this Deed pursuant to clause 13.1(a)(1), 13.1(c)(1), 13.1(c)(2) or 13.2(b) and the Transaction does not complete.

12.9	Sino Gold written demand

Eldorado must pay the Eldorado Reimbursement Fee to Sino Gold within 10 Business Days after receiving a written demand from Sino Gold. The demand for payment of the Eldorado Reimbursement Fee can only be made after the occurrence of an event referred to in clause 12.8. Eldorado is only liable to pay the Eldorado Reimbursement Fee once.

12 Reimbursement Fees

12.10	Nature of payment

The amount payable by Eldorado under clause 12.8 is an amount to compensate Sino Gold for:

	(a)	advisory costs (including costs of advisors other than success fees);

	(b)	costs of management and directors’ time;

	(c)	out-of-pocket expenses; and

(d)

reasonable opportunity costs incurred by Sino Gold in pursuing the Scheme or in not pursuing other alternative acquisitions or strategic initiatives which Sino Gold could have developed to further its business and objectives.

12.11	Compliance with law

(a)

No amount shall be payable by Eldorado under clause 12.8 if the Share Scheme becomes Effective, notwithstanding the occurrence of any event in clause 12.8. To the extent that any amounts have already been paid under this clause 12.8 and the Share Scheme becomes Effective, such amounts shall be immediately refunded to Eldorado.

	(b)	This clause 12 does not impose an obligation on Eldorado to pay the Eldorado Reimbursement Fee to the extent (and only to the extent) that the obligation to pay the respective fee:

		(1)	constitutes unacceptable circumstances as declared by the Takeovers Panel; or

		(2)	is held to be unenforceable by one party against another as determined by a court,

after all proper avenues of appeal and review, whether judicial or otherwise, have been exhausted. The parties must take all reasonable steps to ensure that any such determination applies to the minimum extent possible.

	(c)	The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause 12.11(b).

12.12	Other claims

Where an amount becomes payable to Sino Gold under clause 12.8 and is actually paid to Sino Gold (or as payable, but no demand is made under clause 12.9), Sino Gold cannot make any claim against Eldorado or the Eldorado Indemnified Parties in relation to any event or occurrence under any other provision of this Deed.

13 Termination

13	Termination

13.1	Termination

	(a)	Without prejudice to any other rights of termination under this Deed, either party may terminate this Deed by written notice to the other party:

(1)

other than in respect of a breach of either a Eldorado Representation and Warranty or a Sino Gold Representation and Warranty which are dealt with in clause 13.2, at any time before 8.00am on the Second Court Date if the other party has materially breached any provision of this Deed, the party wishing to terminate has given written notice to the other party in a timely manner setting out the relevant circumstances and stating an intention to terminate this Deed, and the relevant circumstances continue to exist for 10 Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date) from the time the notice is given;

(2)

at any time before 8.00am on the Second Court Date if a Court or Government Agency has taken any action permanently restraining or otherwise prohibiting the Transaction, or has refused to do any thing necessary to permit the Transaction, and the action or refusal has become final and cannot be appealed;

		(3)	in the circumstances set out in, and in accordance with, clause 3.4; or

(4)

the Sino Gold Board or a majority of the Sino Gold Board has changed, withdrawn or modified their recommendation as permitted under clause 5.5, and, if Sino Gold is terminating this Deed, Sino Gold has paid Eldorado the Sino Gold Reimbursement Fee (unless an exception in clause 12.2(a)(1), 12.2(a)(2), or 12.2(a)(3) applies).

	(b)	Eldorado may terminate this Deed by written notice to Sino Gold if:

		(1)	an Sino Gold Material Adverse Change occurs prior to 8.00am on the Second Court Date; or

		(2)	an Sino Gold Prescribed Occurrence occurs prior to 8.00am on the Second Court Date.

	(c)	Sino Gold may terminate this Deed by written notice to Eldorado if:

		(1)	a Eldorado Material Adverse Change occurs prior to 8.00am on the Second Court Date; or

		(2)	a Eldorado Prescribed Occurrence occurs prior to 8.00am on the Second Court Date.

13.2	Breach of representations and warranties

Despite any other term of this Deed, prior to 8.00am on the Second Court Date:

(a) Eldorado may terminate this Deed for breach of a Sino Gold Representation and Warranty, or rely on the condition in clause 3.1(i), only if:

13 Termination

	(1)	Eldorado has given written notice to Sino Gold setting out the relevant circumstances and stating an intention to terminate or to allow the Scheme to lapse;

(2)

the relevant breach continues to exist 5 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) from the time the notice is given under clause 13.2(a)(1); and

	(3)	the loss that could reasonably be expected to follow from such a breach would exceed A$30,000,000 in aggregate.

(b)	Sino Gold may terminate this Deed for breach of a Eldorado Representation and Warranty, or rely on the condition of clause 3.1(l), only if:

	(1)	Sino Gold has given written notice to Eldorado setting out the relevant circumstances and stating an intention to terminate or to allow the Scheme to lapse;

(2)

the relevant breach continues to exist 5 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) from the time the notice is given under clause 13.2(b)(1); and

	(3)	the loss that could reasonably be expected to follow from such a breach would exceed US$45,000,000 in aggregate.

13.3	Effect of termination

If this Deed is terminated by either party under clauses 3.4, 13.1 or 13.2, except if that the termination results from a breach by either party of its obligations under this Deed, this Deed will become void and have no effect, without any liability or obligation on the part of any party, other than in relation to rights and obligations that accrued prior to termination and other than in relation to the provisions of this clause 13 and of clauses 7.6 to 7.9, 10, 12, 14, 15, 16.2, 16.4 and 16.5, which will remain in force after termination.

13.4	Termination

Where a party has a right to terminate this Deed, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other party stating that it terminates this Deed and the provision under which it is terminating the Deed.

13.5	Terminable in writing

This Deed is terminable if agreed to in writing by Eldorado and Sino Gold.

14 Duty, costs and expenses

14	Duty, costs and expenses

14.1	Stamp duty

Eldorado must pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this Deed or the Scheme or the steps to be taken under this Deed or the Scheme.

14.2	Costs and expenses

Except as otherwise provided in this Deed, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this Deed and the proposed, attempted or actual implementation of this Deed and the Transaction.

15	GST

(a)	Any consideration or amount payable under this Deed, including any non-monetary consideration (as reduced in accordance with clause 15(e) if required) (Consideration) is exclusive of GST.

(b)

If GST is or becomes payable on a Supply made under or in connection with this Deed, an additional amount (Additional Amount) is payable by the party providing consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (Supplier) in accordance with the GST Law.

(c)

The Additional Amount payable under clause 15(b) is payable at the same time and in the same manner as the Consideration for the Supply, and the Supplier must provide the Recipient with a Tax Invoice. However, the Additional Amount is only payable on receipt of a valid Tax Invoice.

(d)

If for any reason (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 15(b):

	(1)	the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

	(2)	the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(3)

the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.

16 General

(e)

Despite any other provision in this Deed if an amount payable under or in connection with this Deed (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred.

(f)

Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of a GST Group of which the party is a member is entitled.

(g)	Any term starting with a capital letter that is not defined in this Deed has the same meaning as the term has in the A New Tax System (Goods & Services Tax) Act 1999 (Cth).

16	General

16.1	No representation or reliance

(a)

Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this Deed, except for representations or inducements expressly set out in this Deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this Deed, the circumstances surrounding the parties’ entry into it and the transactions contemplated by it are expressly excluded.

(b)

Each party acknowledges and confirms that it does not enter into this Deed in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this Deed.

(c)

Each party acknowledges and confirms that clauses 16.1(a) and 16.1(b) do not prejudice any rights a party may have in relation to information which has been filed by the other party with ASIC, the ASX or the TSX (as the case may be).

16.2	No merger

The rights and obligations of the parties do not merge on completion of the Transaction. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

16.3	Consents

Any consent referred to in, or required under, this Deed from any party may not be unreasonably withheld, unless this Deed expressly provides for that consent to be given in that party’s absolute discretion.

16 General

16.4	Notices

Any communication under or in connection with this Deed:

(a)

must be in legible writing. A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after transmission is received or regarded as received under clause 16.4(f)(1) and informs the sender that it is not legible;

(b)	must be in English; and

(c)	must be addressed as shown below:

Party	Address	Addressee	Fax

Sino Gold	Sino Gold Mining Limited Level 22, 44 Market Street Sydney NSW 2000 Australia	(1) Ivo Polovineo Company Secretary / General Manager - Administration	+61 2 8259 7070

(2) Kevin Hobgood- Brown Group Executive and General Counsel

Copy to:

	Allens Arthur Robinson Level 28, Deutsche Bank Place Corner of Hunter & Phillip Streets Sydney NSW 2000 Australia	David Maloney, Partner	+61 2 9230 5333

Eldorado	Eldorado Gold Corporation1188 – 550 Burrard Street Vancouver, BC V6C 2B5	Eduardo Moura and Dawn Moss	+1 604 687 4026

Copy to:

	Fasken Martineau DuMoulin LLP Barristers and Solicitors Suite 2900, 550 Burrard Street Vancouver, BC V6C 0A3	Josh Lewis	+1 604 632 4853

(or as otherwise notified by that party to the other party from time to time);

(d)	must be signed by the party making the communication or by a person duly authorised by that party;

(e)	must be delivered or sent by fax to the fax number, of the addressee, in accordance with clause 16.4(b); and

16 General

(f)	is regarded as received by the addressee:

(1)

if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00pm on a Business Day in the place of receipt, when that communication will be regarded as received at 9.00am on the next Business Day; and

(2)

if delivered by hand, on delivery at the address of the addressee as provided in clause 16.4(b), unless delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day.

16.5	Governing law and jurisdiction

	(a)	This Deed is governed by the laws of New South Wales.

	(b)	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and courts competent to hear appeals from those courts.

16.6	Waivers

(a)

Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this Deed by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this Deed.

	(b)	Any waiver or consent given by any party under this Deed is only effective and binding on that party if it is given or confirmed in writing by that party.

	(c)	No waiver of a breach of any term of this Deed operates as a waiver of another breach of that term or of a breach of any other term of this Deed.

16.7	Variation

This Deed may only be varied by a document signed by or on behalf of each of the parties.

16.8	Assignment

A party may not assign, novate, declare a trust over or otherwise transfer or deal with any of its rights or obligations under this Deed without the prior written consent of the other party.

16.9	Acknowledgement

Each party acknowledges that the remedy of damages may be inadequate to protect the interests of the parties for a breach of clause 11 and that Eldorado is entitled to seek and obtain without limitation injunctive relief if Sino Gold breaches clause 11.

16 General

16.10	No third party beneficiary

This Deed shall be binding on and inure solely to the benefit of each party to it and each of their respective permitted successors and assigns, and nothing in this Deed is intended to or shall confer on any other person, other than the Eldorado Indemnified Parties and the Sino Gold Indemnified Parties, to the extent set forth in clause 7, and any third party beneficiary rights.

16.11	Further action

Each party will do all things and execute all further documents necessary to give full effect to this Deed.

16.12	Entire Agreement

This Deed supersedes all previous agreements, understandings, negotiations or deeds (other than the Confidentiality Deed) in respect of its subject matter and embodies the entire Deed between the parties.

16.13	Counterparts

(a) This Deed may be executed in any number of counterparts.

(b) All counterparts, taken together, constitute one instrument.

(c) A party may execute this Deed by signing any counterpart.

Schedules

Table of contents

Eldorado Representations and Warranties	52

Sino Gold Representations and Warranties	57

Eldorado details	61

Sino Gold details	62

Schedule 1

Eldorado Representations and Warranties

Eldorado represents and warrants to Sino Gold (in its own right and separately as trustee or nominee for each of the other Sino Gold Indemnified Parties) that:

(a)

Not misleading: the Eldorado Information provided for inclusion in the Scheme Booklet (other than any information regarding the Sino Gold Group contained in, or used in the preparation of, the information regarding the merged Sino Gold–Eldorado entity following implementation of the Scheme), as at the date the Scheme Booklet as despatched to Sino Gold Shareholders (other than Excluded Shareholders), will not contain any statement which is materially misleading or deceptive including by way of omission from that first mentioned information;

(b)

New information: it will, as a continuing obligation, provide to Sino Gold all further or new information which arises after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that there would be no breach of paragraph (a) above if it applied as at the date on which that information arose;

(c)	Eldorado Diligence Material:

(1)

Eldorado has collated and prepared all of the Eldorado Diligence Materials in good faith for the purposes of a confirmatory due diligence exercise (but which exercise does not include diligence on information of commercial or competitive sensitivity) and in this context, as far as Eldorado is aware, such Eldorado Diligence Materials have been collated with all reasonable care and skill; and

(2)

Eldorado has not intentionally withheld from the Eldorado Diligence Materials given before the date of this Deed any written information that is known to Eldorado to be material to Sino Gold in light of the Transaction, provided that for the purposes of this paragraph (c)(2), all disclosure documents of the Eldorado publicly filed on SEDAR or EDGAR prior to midday on 14 September 2009 will be deemed to have been provided to Sino Gold;

(d)	Validly existing: it is a validly existing corporation under the laws of Canada;

(e)	Authority: the execution and delivery of this Deed has been properly authorised by all necessary corporate action of Eldorado;

(f)	Eldorado Sub: Eldorado Sub will be a wholly owned subsidiary of Eldorado;

(g)	Power: it has full corporate power and lawful authority to execute, deliver and perform this Deed;

(h)	Deed binding: this Deed is a valid and binding obligation on Eldorado enforceable in accordance with its terms, subject to laws generally affecting creditors’ rights and principles of equity;

Schedule 1 Eldorado Representations and Warranties

(i)	No default: this Deed does not conflict with or result in the breach of or a default under:

	(1)	Eldorado’s restated articles and bylaws or other constituent documents; or

	(2)	any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound;

(j)

New Eldorado Shares: the New Eldorado Shares to be issued in accordance with clause 4.3 and the terms of the Scheme will be duly authorised and validly issued or transferred, fully paid and free of all security interests and third party rights and will rank equally with all other Eldorado Shares then on issue;

(k)

Capital structure: Eldorado’s authorised share capital consists of an unlimited number of common shares and an unlimited number of convertible non-voting shares, of which as of 22 October 2009, the common shares listed in Schedule 3 were issued and outstanding and no convertible non-voting shares were issued and outstanding and Eldorado has not issued any other securities, options or instruments which are still outstanding and may convert into Eldorado Shares other than as set out in Schedule 3;

(l)

Independent Expert: all information provided by or on behalf of Eldorado to the Independent Expert or the Investigating Accountant to enable their respective reports to be prepared will be provided in good faith and on the understanding that the Independent Expert and the Investigating Accountant will rely on that information for the purpose of preparing their respective reports for inclusion in the Scheme Booklet;

(m)

Continuous disclosure: Eldorado has complied in all material respects with its continuous disclosure requirements under applicable Canadian and United States securities laws and has not filed any confidential material change reports with any Canadian securities regulatory authorities and none of its disclosure documents publicly filed on SEDAR or EDGAR, as of the date of their respective filing, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to prevent the statement made from being false or misleading in the circumstances in which it was made;

(n)

Restrictions on business activities: except as disclosed by Eldorado to Sino Gold in writing, to Eldorado’s knowledge, there is no agreement, judgment, injunction, order or decree binding on Eldorado or any of its subsidiaries that has or would be likely to have the effect of prohibiting, restricting or materially impairing after the Effective Date any business of Eldorado or any of its subsidiaries;

(o)	Litigation: except as disclosed by Eldorado to Sino Gold in writing, to Eldorado’s knowledge:

	(1)	there are no material actions, suits, arbitrations, legal or administrative proceedings pending or threatened against Eldorado or any of its material subsidiaries;

	(2)	neither Eldorado nor any of its material subsidiaries is the subject of any material pending or material threatened investigation; and

(3)

neither Eldorado nor any of its material subsidiaries nor the respective assets, properties or business of Eldorado or any of its material subsidiaries is subject to any judgment, order, writ, injunction or decree of any court, Government Agency or arbitration tribunal;

Schedule 1 Eldorado Representations and Warranties

(p)	Solvency: neither Eldorado nor any other material member of the Eldorado Group is affected by a Eldorado Insolvency Event;

(q)	Environmental: except as disclosed by Eldorado to Sino Gold in writing:

(1)

neither Eldorado nor any material subsidiary of Eldorado has been convicted of any material offence under any Environmental Law and, to Eldorado’s knowledge, there are no orders issued by any Government Agency or any claims relating to the breach of any Environmental Law or Environmental Permit against Eldorado or any of its subsidiaries;

(2)

Eldorado and its material subsidiaries have complied in all material respects with all applicable Environmental Laws, all Environmental Permits necessary for the conduct and operation of their businesses as presently conducted have been obtained, are in force and effect and are being complied with in all material respects.

In this warranty:

Environmental Law means any law or regulation relating to the environment including relating to:

(3) the discharge or emission of substances (whether sold, liquid or gaseous) to air, water or land;

(4) contamination of air, water or land;

(5) the production, use, handling, storage, disposal or transport of waste, hazardous substances; and

(6) the presence of asbestos; or

(7) any other aspect of protection of the environment or the enforcement or administration of any such law.

Environmental Permit means any permit, licence, authority, approval, certificate of approval, consent or authorisation required by Environmental Laws;

(r)	Filings and undisclosed liabilities:

(1)

other than for this Transaction, it has pursuant to Canadian and US securities laws filed with Canadian securities regulators and the SEC all required reports, schedules, prospectuses, forms, statements, notices and other documents required to be filed so filed on SEDAR or EDGAR (all of those documents being the Eldorado Reporting Documents) and it is not relying on exceptions under any listing rule or law to withhold any information from public disclosure;

(2)

as of its date, each Eldorado Reporting Document complied in all material respects with the requirements of any applicable Canadian and US securities laws and regulations and policy statements under any such applicable law;

(3)

none of the Eldorado Reporting Documents as of the date of their respective filings contained an untrue statement of a material fact or omitted to state a material fact required to be stated in it or necessary to prevent the statement made from being false or misleading in the circumstances in which it has been made, except to the extent that such statements have been modified or superseded by a later filed Eldorado Reporting Document;

Schedule 1 Eldorado Representations and Warranties

(4)

the consolidated financial statements of Eldorado included in the Eldorado Reporting Documents comply as to form in all material respects with all law and accounting requirements applicable to the preparation of financial statements, have been prepared in accordance with CGAAP or US generally accepted accounting principles, as applicable, at the relevant date and fairly present in all material respect the consolidated financial position of Eldorado as of the dates of the relevant financial statements and the consolidated results of its operations and cash flows for the periods then ended; and

(5)

there has not been any event, change, effect or development which, individually or in aggregate, is required to be included in Eldorado Reporting Documents in accordance with the requirements of the applicable securities laws in Canada or the US and all rules and regulations promulgated under the applicable securities laws in Canada or the US which has not been included in the Eldorado Reporting Documents;

(s)

Governmental Licences: The Eldorado Group possess such permits, certificates, licenses, approvals, consents and other authorizations (collectively, Eldorado Governmental Licenses) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to own, lease, stake or maintain the mining licences, claims, concessions, exploration, extraction or other mineral property rights (collectively, the Eldorado Mining Rights) and other property interests and to conduct the business now operated, including to conduct mining and processing operations on its mining projects, except where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Eldorado Material Adverse Change or where such failure has been disclosed or referred to in the Eldorado Disclosure Letter. The Eldorado Group is in compliance, in all material respects, with the terms and conditions of all such Eldorado Governmental Licenses. All of the Eldorado Governmental Licenses are valid and in full force and effect. No material member of the Eldorado Group has received any outstanding notice of proceedings relating to the revocation or material modification of any such Eldorado Governmental Licenses;

(t)

Leases, subleases and agreements: All of the leases, subleases and agreements in real property (other than the Eldorado Mining Rights) material to the mining projects of the Eldorado Group and under which the Eldorado Group has an interest are in full force and effect, and none of the Eldorado Group has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Eldorado Group under any of the lease, subleases or agreements mentioned above, or affecting or questioning the rights of the Eldorado Group to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed in the Eldorado Disclosure Letter; and

(u)

Material mining rights: All the material Eldorado Mining Rights held by the Eldorado Group (the Material Eldorado Mining Rights) are in good standing, valid and enforceable, free and clear of any material liens or charges and no material royalty is payable in respect of any of them, except as set out in the Eldorado Disclosure Materials.

Schedule 1 Eldorado Representations and Warranties

Except as set out in the Eldorado Disclosure Letter, no other Eldorado Mining Rights or other property rights are necessary for the conduct of the Eldorado Group’s business as it is currently being conducted; and there are no material restrictions on the ability of the Eldorado Group to use, transfer or otherwise exploit any of the Material Eldorado Mining Rights except as required by applicable law. None of the Eldorado Group has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Eldorado Group under any of the Material Eldorado Mining Rights, or affecting or questioning the rights of the Eldorado Group to the continued possession of the Material Eldorado Mining Rights, except as disclosed in the Eldorado Disclosure Letter. Except as disclosed in the Eldorado Disclosure Letter, the Eldorado Group is the owner of all Eldorado Mining Rights necessary to carry on their current and proposed mining and exploration activities.

Schedule 2 Sino Gold Representations and Warranties

Schedule 2

Sino Gold Representations and Warranties

Sino Gold represents and warrants to Eldorado (in its own right and separately as trustee or nominee for each of the other Eldorado Indemnified Parties) that:

(a)

Scheme Booklet: the Sino Gold Information (and any information regarding the Sino Gold Group provided to Eldorado for the preparation of the information regarding the merged Sino Gold-Eldorado entity following implementation of the Scheme) will not contain any statement which is materially misleading or deceptive, including by way of omission from that statement;

(b)	Validly existing: it is a validly existing corporation registered under the laws of its place of incorporation;

(c)	Authority: the execution and delivery of this Deed has been properly authorised by all necessary corporate action of Sino Gold;

(d)	Power: Sino Gold has full corporate power and lawful authority to execute and deliver this Deed;

(e)	Deed binding: this Deed is a valid and binding obligation on Sino Gold enforceable in accordance with its terms, subject to laws generally affecting creditors’ rights and principles of equity;

(f)

Capital structure: its capital structure, including all issued securities as at 22 October 2009 is as set out in Schedule 4 and it has not issued or agreed to issue any other securities, options, warrants, rights or instruments which are still outstanding and may convert into Sino Gold Shares other than as set out in Schedule 4;

(g)

Continuous disclosure: Sino Gold has complied in all material respects with its continuous disclosure obligations under Listing Rule 3.1 and, other than for this Transaction, it is not relying on the carve-out in Listing Rule 3.1 to withhold any material information from public disclosure;

(h)	Sino Gold Diligence Material:

(1)

Sino Gold has collated and prepared all of the Sino Gold Diligence Material in good faith for the purposes of a confirmatory due diligence exercise (but which exercise does not include diligence on information of commercial or competitive sensitivity) and in this context, as far as Sino Gold is aware, such Diligence Material has been collated with all reasonable care and skill; and

(2)

Sino Gold has not intentionally withheld from the Sino Gold Diligence Material given before the date of this Deed any written information that is known to Sino Gold to be material to Eldorado as a purchaser of the Sino Gold Group as a whole, provided that for the purposes of this paragraph (h)(2), all disclosure documents of Sino Gold publicly filed with ASX prior to midday on 14 September 2009 will be deemed to have been provided to Eldorado.

Schedule 2 Sino Gold Representations and Warranties

(i)

Restrictions on business activities: except as disclosed by Sino Gold to Eldorado in writing, there is no agreement, judgment, injunction, order or decree binding on Sino Gold or any of its subsidiaries that has or would be likely to have the effect of prohibiting, restricting or materially impairing after the Effective Date any business of Sino Gold or any of its subsidiaries;

(j)	Litigation: except as disclosed by Sino Gold to Eldorado in writing, to Sino Gold’s knowledge:

	(1)	there are no material actions, suits, arbitrations, legal or administrative proceedings pending or threatened against Sino Gold or any of its material subsidiaries;

	(2)	neither Sino Gold nor any of its material subsidiaries is the subject of any material pending or material threatened investigation; and

(3)

neither Sino Gold nor any of its material subsidiaries nor the respective assets, properties or business of Sino Gold or any of its material subsidiaries is subject to any judgment, order, writ, injunction or decree of any court, Government Agency or arbitration tribunal.

(k)	Solvency: neither Sino Gold nor any other material member of the Sino Gold Group is affected by a Sino Gold Insolvency Event;

(l)	Environmental: except as disclosed by Sino Gold to Eldorado in writing:

(1)

neither Sino Gold nor any material subsidiary of Sino Gold has been convicted of any material offence under any Environmental Law and, to Sino Gold’s knowledge, there are no orders issued by any Government Agency or any claims relating to the breach of any Environmental Law or Environmental Permit against Sino Gold or any of its subsidiaries;

(2)

Sino Gold and its material subsidiaries have complied in all material respects with all applicable Environmental Laws, all Environmental Permits necessary for the conduct and operation of their businesses as presently conducted have been obtained, are in force and effect and are being complied with in all material respects.

In this warranty:

Environmental Law means any law or regulation relating to the environment including relating to:

	(1)	the discharge or emission of substances (whether sold, liquid or gaseous) to air, water or land;

	(2)	contamination of air, water or land;

	(3)	the production, use, handling, storage, disposal or transport of waste, hazardous substances; and

	(4)	the presence of asbestos; or

	(5)	any other aspect of protection of the environment or the enforcement or administration of any such law.

Schedule 2 Sino Gold Representations and Warranties

Environmental Permit means any permit, licence, authority, approval, certificate of approval, consent or authorisation required by Environmental Laws;

(m)	Filings and undisclosed liabilities:

(1)

other than for this Transaction, it has since 1 January 2002 filed with ASIC and ASX all required reports, schedules, prospectuses, forms, statements, notices and other documents required to be filed with ASIC and ASX, including any notices required to be filed by Listing Rule 3.1 (all of those documents being the Sino Gold Reporting Documents) and it is not relying on the carve-out in Listing Rule 3.1 to withhold any information from public disclosure;

(2)

as of its date, each Sino Gold Reporting Document complied in all material respects with the requirements of the Corporations Act and the Listing Rules and all rules, regulations and policy statements under the Corporations Act and the Listing Rules;

(3)

none of the Sino Gold Reporting Documents as of the date of their respective filings contained an untrue statement of a material fact or omitted to state a material fact required to be stated in it or necessary to prevent the statement made from being false or misleading in the circumstances in which it has been made, except to the extent that such statements have been modified or superseded by a later filed Sino Gold Reporting Document;

(4)

the consolidated financial statements of Sino Gold included in the Sino Gold Reporting Documents comply as to form in all material respects with the Corporations Act and all applicable accounting requirements applicable to the preparation of financial statements, have been prepared in accordance with generally accepted accounting principles in Australia (Australian GAAP) or AIFRS as applicable at the relevant date and fairly present in all material respect the consolidated financial position of Sino Gold as of the dates of the relevant financial statements and the consolidated results of its operations and cash flows for the periods then ended; and

(5)

there has not been any event, change, effect or development which, individually or in aggregate, is required to be included in Sino Gold Reporting Documents in accordance with the requirements of the Corporations Act, the Listing Rules and all rules and regulations promulgated under the Corporations Act and the Listing Rules which has not been included in the Sino Gold Reporting Documents;

(n)

Governmental Licences: The Sino Gold Group possess such permits, certificates, licenses, approvals, consents and other authorizations (collectively, Governmental Licenses) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to own, lease, stake or maintain the mining licences, claims, concessions, exploration, extraction or other mineral property rights (collectively, the Mining Rights) and other property interests and to conduct the business now operated, including to conduct mining and processing operations on its mining projects, except where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Sino Gold Material Adverse Change or where such failure has been disclosed or referred to in the Sino Gold Disclosure Letter. The Sino Gold Group are in compliance, in all material respects, with the terms and conditions of all such Governmental Licenses. All of the Governmental Licenses are valid and in full force and effect.

Schedule 2 Sino Gold Representations and Warranties

No material member of the Sino Gold Group has received any outstanding notice of proceedings relating to the revocation or material modification of any such Governmental Licenses;

(o)

Leases, subleases and agreements: All of the leases, subleases and agreements in real property (other than Mining Rights) material to the mining projects of the Sino Gold Group and under which the Sino Gold Group has an interest in full force and effect, and none of the Sino Gold Group has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Sino Gold Group under any of the lease, subleases or agreements mentioned above, or affecting or questioning the rights of the Sino Gold Group to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed in the Sino Gold Disclosure Letter;

(p)

Material mining rights: The material Mining Rights held by the Sino Gold Group (the Sino Gold Mining Rights) are in good standing, valid and enforceable, free and clear of any material liens or charges and no material royalty is payable in respect of any of them, except as set out in the Sino Gold Disclosure Letter. Except as set out in the Sino Gold Disclosure Letter, no other Mining Rights or other property rights are necessary for the conduct of the Sino Gold Group’s business as it is currently being conducted; and there are no material restrictions on the ability of the Sino Gold Group to use, transfer or otherwise exploit any of the Sino Gold Mining Rights except as required by applicable law. None of the Sino Gold Group has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Sino Gold Group under any of the Sino Gold Mining Rights, or affecting or questioning the rights of the Sino Gold Group to the continued possession of the Sino Gold Mining Rights, except as disclosed in the Sino Gold Disclosure Letter. Except as disclosed in the Sino Gold Disclosure Letter, the Sino Gold Group are the owners of all Mining Rights necessary to carry on their current and proposed mining and exploration activities;

(q)	No default: this Deed does not conflict with or result in the breach of or a default under:

	(1)	Sino Gold’s constitution; or

	(2)	any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound;

(r)

Independent Expert: all information provided by or on behalf of Sino Gold to the Independent Expert or the Investigating Accountant to enable their respective reports to be prepared will be provided in good faith and on the understanding that the Independent Expert and the Investigating Accountant will rely on that information for the purpose of preparing their respective reports for inclusion in the Scheme Booklet; and

(s)

Contractual approvals: Sino Gold does not require any, or has obtained all, contractual approvals to its entry into and completion of the Transaction from counterparties to its material joint venture agreements (being Jinfeng, White Mountain and Eastern Dragon) or its material financing agreements, where the entry into and completion of the Transaction would otherwise provide those counterparties with rights (including rights of termination, acceleration, forced disposal or pre-emption).

Schedule 3

Eldorado details

Security	Total number on issue

Eldorado Shares	400,165,675

Options	10,008,922, which collectively are capable of being converted into 10,008,922 Eldorado Shares

Eldorado also has obligations to issue securities in certain circumstances pursuant to the Share Purchase and Sale Agreement with Gold Fields Australasia BVI Ltd dated 3 June 2009 (as amended on 10 July 2009), as filed with ASX.

Schedule 4

Sino Gold details

Sino Gold

Security	Total number on issue

Sino Gold Shares	292,578,478

Sino Gold Options

12,106,733 (consisting of 10,766,250 employee options, 250,000 SBL options 312,783 GCX emp options and 777,700 Kingsway/Assif options), which collectively are capable of being converted into 12,106,733 Sino Gold Shares.

Signing Page

Executed as a Deed

Signed sealed and delivered by
Eldorado Gold Corporation
By

sign here	“Paul Nicholas Wright”

Authorised signatory

print name	Paul Nicholas Wright

sign here	“Dawn Moss”

Witness

print name	Dawn Moss

Signed sealed and delivered by
Sino Gold Mining Limited
By

sign here	“Ivo Polovineo”

Company Secretary/Director

print name	Ivo Polovineo

sign here	“Jacob Klein”

Director

print name	Jacob Klein

Annexure 1 Indicative Timetable

Annexure 1

Indicative Timetable

Event	Target date

Announcement and signing of scheme implementation deed	Wednesday 26 August 2009

Expiry of due diligence condition	Monday 14 September 2009

Scheme Booklet provided to ASIC in draft	Monday 12 October 2009

First Court hearing	Wednesday 28 October 2009

Scheme Meeting	Wednesday 2 December 2009

Second Court hearing	Friday 4 December 2009

Effective Date	Friday 4 December 2009

Record Date	Friday 11 December 2009

Implementation Date	Tuesday 15 December 2009

Annexure 2

Scheme of arrangement

Annexure 3

Deed poll

Annexure 4 Option Scheme – consideration

Annexure 4

Option Scheme – consideration

The consideration payable under the Option Scheme will be calculated as follows:

a)	Consideration offered will be in the form of New Eldorado Shares with the value offered to be set by reference to the Scheme Consideration of 0.55 New Eldorado Shares per Sino Gold Share.

b)	The number of New Eldorado Shares to be issued for each Sino Gold Option will be calculated according to the following formula:

N = 0.55 – [(A x B) / C]

Where:

N = New Eldorado Shares per Sino Gold Option;

                      A = the exercise price of the Sino Gold Option in AustraliandDollars (Where options have a Canadian dollar exercise price, the exercise price is converted into Australian dollars using the exchange rate referred to in ‘B’ below.);

B =

the average closing Australian dollar / Canadian dollar exchange rate for the five full trading days preceding the date of this Scheme Implementation Deed (where the closing Australian dollar / Canadian dollar exchange rate is the last trade, as quoted on Bloomberg, prior to 12:00 AM AEST on the relevant trading day); and

	C =	the volume weighted average price of Eldorado Shares on the TSX for the five full trading days preceding the date of this Scheme Implementation Deed.

c)

If the result of the calculation in (b) is not a positive number, then the Sino Gold Option will be deemed to be out of the money and Eldorado will offer those Sino Gold Optionholders holding out of the money options a number of New Eldorado Shares as determined in (d).

d)	In the event that a Sino Gold Option is deemed to be out of the money, the number of New Eldorado Shares offered for each Sino Gold Option will be determined according to the following formula:

N = (A x B) / C

Where:

N = New Eldorado Shares per Sino Gold Option;

	A =	the Australian dollar value of the Sino Gold Option according to the Black Scholes option pricing formula. For the Black Scholes formula:

i. The valuation date shall be the date of this Scheme Implementation Deed;

Annexure 4 Option Scheme – consideration

	ii.	the annualised volatility assumption will be set at 44.7%;

	iii.	The spot price of Sino Gold Shares will be the implied Australian dollar value of the Scheme Consideration on the date of this Scheme Implementation Deed, where:

A.

the value of Eldorado Shares used to determine the implied value of the Scheme Consideration is to be the volume weighted average price of Eldorado Shares on the TSX for the five full trading days preceding the date of this Scheme Implementation Deed; and

B.

the implied value of the Scheme Consideration is to be converted to Australian dollars using the average closing Australian dollar / Canadian dollar exchange rate for the five full trading days preceding the date of this Scheme Implementation Deed (where the closing Australian dollar / Canadian dollar exchange rate is the last trade, as quoted on Bloomberg, prior to 12:00 AM AEST on the relevant trading day).

B =

the average closing Australian dollar / Canadian dollar exchange rate for the five full trading days preceding the date of this Scheme Implementation Deed (where the closing Australian dollar / Canadian dollar exchange rate is the last trade, as quoted on Bloomberg, prior to 12:00 AM AEST on the relevant trading day); and

C =	the volume weighted average price of Eldorado Shares on the TSX for the five full trading days preceding the date of this Scheme Implementation Deed.

Annexure 5 Key terms of the Sale Facility

Annexure 5

Key terms of the Sale Facility

Key Terms of the Sale Facility

a)

Eldorado shall appoint a Sale Agent to sell the New Eldorado Shares (as nominee for the Scheme Shareholder or Scheme Optionholder) that would be issued to or for the account of Ineligible Foreign Shareholders and Ineligible Foreign Optionholders. The Sale Agent will also be appointed by Eldorado to sell the New Eldorado Shares (as nominee for the Scheme Shareholder or Scheme Optionholder) that would be issued in the form of CDIs to or for the account of Scheme Shareholders or Scheme Optionholders who are able to participate in the Sale Facility in accordance with the threshold described in (b). Any New Eldorado Shares to be sold under the Sale Facility will be issued for the account of and will be held by the Sale Agent as nominee in trust for the Scheme Shareholder or Scheme Optionholder, as the case may, who are the beneficial owners thereof.

b)

Scheme Shareholders and Scheme Optionholders who are entitled to receive 55,000 or less New Eldorado Shares (or such other number as may be agreed between Eldorado and Sino Gold in writing) under the Scheme or under the Option Scheme respectively will be able to participate in the Sale Facility. Notwithstanding the forgoing, the Sale Facility (including the maximum number of New Eldorado Shares that may be sold under the Sale Facility) is subject to compliance with all applicable Canadian and US securities law requirements and all applicable Canadian and US regulatory requirements.

c)

The New Eldorado Shares that are sold under the Sale Facility may be pooled by the Sale Agent. Proceeds from the sale of all New Eldorado Shares under the Sale Facility are to be pooled and Scheme Shareholders, Sino Gold Scheme Optionholders, Ineligible Foreign Shareholders and Ineligible Foreign Optionholders will receive their share of net proceeds after deductions for any applicable taxes, charges and currency conversion costs (sale proceeds under the Sale Facility will be in Canadian dollars and will be converted into Australian dollars prior to distribution to Scheme Shareholders, Scheme Optionholders, Ineligible Foreign Shareholders and Ineligible Foreign Optionholders).

e)	No brokerage will be charged to Scheme Shareholders, Sino Gold Scheme Optionholders, Ineligible Foreign Shareholders and Ineligible Foreign Optionholders.

f)	The Sale Agent will have 15 trading days after the Implementation Date to sell the New Eldorado Shares issued to it as Sale Agent and will be required to comply with all applicable securities laws.

g)	The New Eldorado Shares will be sold on the TSX and/or on other Canadian electronic markets and not in the United States or to US Persons.

h)	Any of the above key terms may be amended with the agreement of Eldorado and Sino Gold.